UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 11-K

(Mark One)
[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
For the fiscal year ended December 30, 2005
OR
[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
For the transition period from ______________ to ______________

Commission file number 1-12626
A. Full Title of the plan and the address of the plan, if different from that of the issuer named below:
EASTMAN INVESTMENT AND EMPLOYEE STOCK OWNERSHIP PLAN
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
EASTMAN CHEMICAL COMPANY
200 S. Wilcox Drive
Kingsport, Tennessee 37660

Eastman Investment and Employee Stock Ownership Plan

Table of Contents

Report of Independent Registered Public Accounting Firm	3

Basic Financial Statements:

Statements of Net Assets Available for Benefits	4
Statements of Changes in Net Assets Available for Benefits	5
Notes to Financial Statements	6 - 16

Additional Information (Note A):	17

Schedule of Assets (Held at End of Year)

Signatures	37

Exhibits	38

Note A:
Other supplemental schedules required by Section 2520.10310 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (“ERISA”) have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of
Eastman Investment and Employee Stock Ownership Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Eastman Investment and Employee Stock Ownership Plan (the “Plan”) at December 30, 2005 and 2004, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers, LLP
Philadelphia, Pennsylvania
June 28, 2006

Eastman Investment and Employee Stock Ownership Plan
Statements of Net Assets Available for Benefits
December 30, 2005 and 2004
(in thousands)

		2005			2004
		Non-			Non-
	Participant	participant		Participant	participant
	Directed	Directed	Total	Directed	Directed	Total

Assets

Investments at fair value	$712,973	$103,426	$816,399	$648,283	$128,486	$776,769

Investments at contract value	630,200	--	630,200	614,657	--	614,657

Receivables:

Employer contributions	29,152	3,647	32,799	29,682	4,381	34,063

Other	1,791	897	2,688	1,764	1,280	3,044

Total assets	1,374,116	107,970	1,482,086	1,294,386	134,147	1,428,533

Liabilities

Accrued expenses	14	15	29	12	16	28

Other liabilities	26	954	980	384	1,146	1,530

Total liabilities	40	969	1,009	396	1,162	1,558

Net assets available
for plan benefits	$1,374,076	$107,001	$1,481,077	$1,293,990	$132,985	$1,426,975

The accompanying notes are an integral part of these financial statements.

Eastman Investment and Employee Stock Ownership Plan
Statements of Net Assets Available for Benefits
December 30, 2005 and 2004
(in thousands)
		2005			2004
		Non-			Non-
	Participant	participant		Participant	participant
	Directed	Directed	Total	Directed	Directed	Total

Additions to net assets:

Investment income (loss)
Interest	$28,253	$-	$28,253	$26,537	$--	$26,537
Dividends	20,766	3,781	24,547	13,702	4,395	18,097
Net appreciation (depreciation) in fair value of
investments	26,930	(12,407)	14,523	72,949	43,555	116,504
Net investment gain (loss)	75,949	(8,626)	67,323	113,188	47,950	161,138
Participant contributions	67,917	--	67,917	98,937	--	98,937
Plan Sponsor contributions	29,152	3,647	32,799	29,552	4,381	33,933
Interfund transfers	15,882	(15,882)	-	20,051	(20,051)	--
Total additions	188,900	(20,861)	168,039	261,728	32,280	294,008

Deductions from net assets:

Distributions to and withdrawals
by participants	108,313	5,487	113,800	133,815	6,971	140,786
Loan transfers, net	364	(364)	--	154	(154)	-
Administrative expenses	137	--	137	169	--	169

Total deductions	108,814	5,123	113,937	134,138	6,817	140,955

Net increase (decrease) in net assets	80,086	(25,984)	54,102	127,590	25,463	153,053
Net assets available for plan
benefits at beginning of year	1,293,990	132,985	1,426,975	1,166,400	107,522	1,273,922
Net assets available for plan
benefits at end of year	$1,374,076	$107,001	$1,481,077	$1,293,990	$132,985	$1,426,975

The accompanying notes are an integral part of these financial statements.

Eastman Investment and Employee Stock Ownership Plan
Notes to Financial Statements

1.	DESCRIPTION OF PLAN

The Eastman Investment and Employee Stock Ownership Plan (the “Plan”) is a defined contribution plan of a controlled group of corporations consisting of Eastman Chemical Company and certain of its wholly-owned subsidiaries operating in the United States (“Eastman”, the “Company” or the "Plan Sponsor”). The Plan is organized pursuant to Sections 401(a) and (k) and Section 4975(e) (7) of the Internal Revenue Code. All United States employees of Eastman, with the exception of certain limited service and special program employees, and employees covered by a collective bargaining agreement with the Company, unless the collective bargaining agreement or the Plan specifically provides for participation, are eligible to participate in the Plan on their first day of employment with Eastman. The Plan was adopted by Eastman, the Plan Sponsor, on January 1, 1994 and is subject to the Employee Retirement Income Security Act of 1974 (“ERISA”). The Plan is administered by the Investment Plan Committee (“IPCO”), which is the Plan Administrator and is comprised of Eastman employees. The Plan has trusts which are administered by the Fidelity Management Trust Company (the “Trustee”). The trusts include the Eastman Chemical Trust and the ESOP Trust. Since the inception of the Plan, money in the forfeiture account has been used both to offset future Company contributions and for various administrative expenses of the Plan. The balance of the forfeiture account at December 30, 2005 and 2004 was immaterial.

For additional information regarding the Plan, see the complete Plan documents.

Contributions and vesting

Contributions to the Plan are made through two separate provisions: (a) deferral of qualifying compensation including the Eastman Performance Plan payout, and (b) contributions by the Plan Sponsor of cash or its common stock to the ESOP Fund as determined by the Compensation and Management Development Committee of the Board of Directors of Eastman.

Eastman Investment and Employee Stock Ownership Plan
Notes to Financial Statements

The Plan includes a salary reduction provision allowing eligible employees to defer up to 40% of qualifying compensation, as defined in the Plan, up to the statutory limit of $14,000 and $13,000 for 2005 and 2004, respectively, as permitted by the Internal Revenue Code. For the catch-up salary deferral, an eligible employee who has attained age 50 before the close of the calendar year was allowed to defer up to 25% of qualifying compensation, as defined in the Plan, for 2005 and 2004 up to certain Internal Revenue Code limitations. In addition during 2004, participants were able to elect to defer a portion of their annual Eastman Performance Plan payout as a contribution to the Plan. The Eastman Performance Plan provides a lump-sum payment to participants based on the Company’s financial performance and is approved annually by the Company’s Board of Directors. For 2004, the maximum deferral for a Plan year is limited to 40% of the aggregate of Eastman Performance Plan payments and qualifying compensation, subject to certain Internal Revenue Code limitations. The final plan year for the Eastman Performance Plan ended on December 31, 2003. The final deferral from the Eastman Performance Plan occurred on March 12, 2004. Plan Sponsor contributions are also subject to certain other limitations. Participants’ salary deferrals are contributed to the Plan by Eastman on behalf of the participants. The Plan’s Trustee invests amounts contributed to the Plan, as designated by the participant, in common stock of Eastman, various growth and income mutual funds, and/or interest in a guaranteed investment contract fund (see Note 5). Generally, participants may transfer amounts among the funds on any business day. Additionally, participants may, if certain conditions are met, diversify amounts from their ESOP Fund account within the Plan (see Note 8). Each participant is at all times 100% vested in their account, with the exception of amounts transferred from other plans, which continue to be subject to the former plans’ vesting requirements. The Plan allows for the Retirement Savings Contribution (“RSC”), to be contributed either to the ESOP Fund for employees’ first five RSC contributions or into other Plan funds, as directed by the participant, for participants with more than five RSC contributions. For participants with more than five RSC contributions, the RSC is allocated to participant-directed funds in accordance with each participant’s investment elections at such time as the RSC is made.

Plan Sponsor contributions may be paid at any time during the plan year and subsequent to such plan year through the due date for filing the Company's federal income tax return, including any extensions. Contributions may be paid to the ESOP Fund in cash or shares of Eastman common stock and are deposited in the Company contribution account. Allocations to the participants' accounts from the Company contribution account will be made each plan year to participants who are eligible employees on the date designated by the Company. Participants are not permitted to make contributions to the ESOP Fund and are 100% vested in their account balance at all times.

Employees may elect to transfer, into any of the Plan's fund options, balances received from (1) lump sum payouts from the Eastman Retirement Assistance Plan, a qualified defined benefit plan also sponsored by Eastman Chemical Company, (2) a former employer’s 401(a) and 401(k) plan, or (3) an employee’s individual retirement account containing amounts received from a qualified defined contribution plan under Section 401(a) and 401(k) of the Internal Revenue Code. All rollover contributions into the Plan must meet the applicable Internal Revenue Service requirements.

Eastman Investment and Employee Stock Ownership Plan
Notes to Financial Statements

Loans

IPCO may grant a loan of at least $1,000 to a participant provided that the aggregate of the participants’ loans outstanding does not exceed the lesser of (i) $50,000 reduced by the excess, if any, of (a) the participant’s highest outstanding loan balance from the preceding 12 months over (b) the outstanding total loan balance of loans from the Plan on the date on which the loan was made, or (ii) 50% of the non-forfeitable portion of the participant’s account, excluding amounts in a participant’s ESOP Fund account. In accordance with the Plan provisions, the rate of interest on new participant loans approximates current market rates. The term of any loan is determined by IPCO and shall not exceed five years. Loans transferred to the Plan from the Hercules Incorporated Savings and Investment Plan, the ABCO Industries, Inc. 401(k) Profit Sharing Plan, and the Eastman Resins, Inc. Employees’ Growth Sharing Plan carry terms applicable under those Plans. At December 30, 2005, $28.9 million in loans were outstanding for terms of 3 to 123 months and interest rates ranging from 4% to 10.50%. At December 30, 2004, $26.8 million in loans were outstanding for terms from 3 to 123 months and interest rates ranging from 4% to 10.50%.

Distributions

Distributions from the Plan require the approval of IPCO or its designee and are made under the following circumstances:

•	Upon attaining age 59½, a participant may elect to receive a lump sum cash distribution of their total or partial account value while still actively employed.

•
Upon separation of service from Eastman for any reason except death, the full value of a participant’s account is distributed in a lump sum payment for those participants who are not retirement-eligible and the participant account value is less than or equal to $5,000. Separated participants with accounts in excess of $5,000 or are retirement-eligible may elect (i) to defer distribution until a later date but, in no event, later than April 1 of the calendar year following the year a participant attains age 70½ or (ii) immediate lump-sum distribution of the participant’s account or, at the election of the participant, in monthly or annual installments. Participants in the Eastman Stock Fund or ESOP Fund may elect a lump sum distribution in Eastman common stock.

•
In the event of death, the value of a participant’s account is paid in a lump sum if the designated beneficiary is not the surviving spouse or if the account value is less than or equal to $5,000. If the beneficiary is a surviving spouse and the participant account value exceeds $5,000, payment will be made in a lump-sum amount or, at the election of the surviving spouse, in monthly or annual installments.

•	Distributions to participants shall commence in the year following the year a participant attains age 70½, unless the participant has terminated his or her service with the Company.

•
Approval of hardship withdrawals will only be granted in order to meet obligations relating to the payment of substantial out-of-pocket medical expenses, the purchase of a primary residence, the payment of tuition or other post-secondary educational expenses, or payments to prevent eviction or foreclosure. Hardship withdrawals may not exceed the value of the participant’s accounts in the Plan on the date of withdrawal.

Eastman Investment and Employee Stock Ownership Plan
Notes to Financial Statements

•	The Trustee is authorized to honor qualified domestic relation orders issued and served in accordance with Section 414(p) of the Internal Revenue Code.

•	Effective March 28, 2005 the Plan was amended to lower the involuntary cash out limit from $5,000 to $1,000 for the majority of plan participants.

Dividends attributable to the ESOP Fund

IPCO may direct that Eastman common stock dividends attributable to the non-participant directed ESOP Fund be (a) allocated to the accounts of participants, (b) paid in cash to the participants on a nondiscriminatory basis, or (c) paid by the Company directly to participants. Alternatively, dividends received from Eastman common stock maintained in the Loan Suspense Account may be applied to reduce the related loan balance.

Investment of ESOP Fund Assets

ESOP Fund assets are invested primarily in Eastman common stock. However, at IPCO's discretion, funds may also be invested in other securities or held in cash.

Investment assets can be acquired by the ESOP Fund in three ways:

•	The Company may make a direct contribution of cash to the ESOP Fund, which would then be used to purchase Eastman common stock or other securities.

•	The Company may contribute shares of Eastman common stock directly to the ESOP Fund.

•
The Company may direct the Trustee to obtain a loan to purchase securities (i.e., leveraged ESOP). Until the loan is repaid, securities acquired with the respective loan process are not available to be allocated to participants' accounts and are maintained in a "Loan Suspense Account". On the last day of each plan year, a proportionate share of securities relating to loan amounts which have been repaid will be transferred out of the Loan Suspense Account and allocated to the accounts of ESOP Fund participants. The ESOP Fund currently is not a leveraged ESOP.

Allocations to participants' ESOP Fund accounts

Separate participant accounts are established to reflect each participant's interest in the ESOP Fund and are maintained under the unit value method of accounting. The ESOP Fund account maintained for each participant consists of:

•	Plan Sponsor contributions made or invested in shares of Eastman common stock.

•
Shares of Eastman common stock purchased with assets transferred to the ESOP Fund pursuant to the spin-off from Eastman Kodak Company and/or acquired with the proceeds of a loan released from the Loan Suspense Account.

•	An allocable share of short-term interest and money market funds held in the ESOP Fund for purposes of payment of expenses and similar purposes.

Eastman Investment and Employee Stock Ownership Plan
Notes to Financial Statements

•	After-tax contributions transferred to the ESOP Fund pursuant to the spin-off from Eastman Kodak Company (such after-tax contributions are no longer permitted under the ESOP provisions).

The number of units allocated to a participant's account in any year is based on the ratio of the participant's compensation to the total compensation of all eligible employees entitled to share in the allocation for that plan year. In any year in which a Company contribution is made, a participant's allocation will not be less than one share of stock.

Federal law limits the total annual contributions that may be made on a participant's behalf to all defined contribution and defined benefit plans offered by the Company. Participants will be notified if their total annual contribution is limited by this legal maximum.

Actions taken in connection with the completion of certain corporate transactions

On or about August 1, 2004, the Company completed the sale of certain businesses and product lines in its coatings, adhesives, specialty polymers and inks ("CASPI") segment, including ABCO Industries, Inc. ("ABCO") and Eastman Resins, Inc. ("Resins") to Apollo Management, L.P. ("Apollo"), a private investment firm. In connection with this sale, on August 1, 2004, the Company fully vested each participant employed by (i) ABCO in his ABCO Employer Contribution Account, and (ii) Resins in his Resins Profit Sharing Account. The ABCO Employer Contribution Account and the Resins Profit Sharing Accounts held assets transferred to the Plan in connection with prior plan mergers. In February 2005, the Company made a contribution to the account of each participant, whose employment was terminated in connection with the sale of certain portions of the CASPI segment to Apollo, equal to 5% of the compensation paid to each participant for the period January 1, 2004 through July 31, 2004.

During 2005, the Company closed the operations of Cendian Corporation. The subsidiary's 401(k) plan was merged into the Plan on October 25, 2005. The assets of the Cendian plan are included in the participant's contributions total to the sum of $5.1 million.

2.	SUMMARY OF ACCOUNTING POLICIES

The following accounting policies, which conform to accounting principles generally accepted in the United States of America, have been used consistently in the preparation of the Plan’s financial statements.

Basis of accounting

The Plan’s financial statements are prepared on the accrual basis of accounting.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosures of contingent assets and liabilities. Actual results could differ from those estimates.

Eastman Investment and Employee Stock Ownership Plan
Notes to Financial Statements

Investment policy and valuation

The Trustee may keep any portion of participant and Plan Sponsor contributions temporarily in cash or liquid investments as it may deem advisable. All dividends, interest or gains derived from investment in each fund are reinvested in the respective fund by the Trustee.

The Trustee has determined the market values of each fund as of December 30, 2005 and 2004. Such market values equal the aggregate of the closing prices of the securities held in each fund on December 30, 2005 and 2004 as reported by national exchanges, if available, or otherwise in good faith by the Trustee, plus cash, interest, dividends and such other sums received and accrued but not yet invested. The Managed Income Fund is reported at contract value as determined by the contract issuers. The Managed Income Fund is comprised of synthetic guaranteed investment contracts that include interests in commingled trusts or individual fixed income securities that are held in trust for the Plan. The Plan then enters into a benefit responsive wrapper contract with a third party such as a financial institution or an insurance company which guarantees the Plan a specific value and rate of return. The underlying securities are valued at quoted market prices. The wrapper contracts are valued as the difference between the contract value and the value of the underlying securities.

The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded at the ex-dividend date.

Risks and Uncertainties

Investment securities are exposed to various risks, such as interest rate risk, market risk, and credit risk. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant account balances and the amounts reported in the financial statements.

Payments to participants

Benefits are recorded when paid.

Eastman Investment and Employee Stock Ownership Plan
Notes to Financial Statements

3.	CONTRIBUTIONS

Participant contributions represent qualifying compensation and other qualifying employee bonuses withheld from participating employees by Eastman and contributed to the Plan. Such contributions are invested in the Plan’s funds as directed by the participants, with the exception of the ESOP Fund, subject to ERISA funding limitations. The Plan has accrued contributions for participant-directed funds of $29.2 million and $29.7 million, and for the non-participant-directed ESOP Fund of $3.6 million and $4.4 million at December 30, 2005 and 2004, respectively.

4.	LOANS TO PARTICIPANTS

The Plan Trustee makes loans to participants in accordance with Plan provisions. Loans made are accounted for as a transfer from the fund directed by the participant to the Loan Fund. The principal portion of loan repayments reduces the Loan Fund receivable. The principal and interest repaid are directed to funds to which the participant’s current contributions are directed; the principal is accounted for as a transfer and the interest accounted for as income in the fund to which the participant’s current contributions are directed. The Loan Fund’s net assets and changes in net assets are included in the participant-directed funds in the Statements of Net Assets and Changes in Net Assets Available for Benefits, respectively.

Unless otherwise specified by the participant, loan proceeds will be withdrawn from the investment funds on a pro-rata basis. Outstanding loans at December 30, 2005 and 2004 were approximately $28.9 million and $26.8 million, respectively. Interest income earned on loans to participants is credited directly to the participants' accounts and was approximately $1.6 million and $1.4 million for 2005 and 2004.

5.	INVESTMENTS

At December 30, 2005 and 2004, the Plan's assets were invested in investment contract funds (see Note 6), mutual funds, and in Eastman Chemical Company common stock. Subject to certain limitations, participants are provided the option of directing their contributions among these investment options. The Plan also holds an interest in the non-participant directed Eastman ESOP Fund, which invests in Eastman Chemical Company common stock and short-term interest funds. The Trustee manages investments in all funds. The following investment options, which invest primarily in common stock of the Plan sponsor, were available to participants in both 2005 and 2004:

Eastman Stock Fund

This participant-directed fund consists primarily of Eastman Class A common stock. Purchases and sales of Eastman stock are generally made on the open market on behalf of and as elected by Plan participants. During 2005, the Trustee purchased 1,460,100 shares of Eastman stock for the fund at an average price of $54.03 per share, and sold 1,315,900 shares of Eastman stock for the fund at an average price of $55.98 per share. During 2004, the Trustee purchased 1,143,200 shares of Eastman stock for the fund at an average price of $45.22 per share and sold 1,698,901 shares at an average price of $45.55 per share. Dividends paid from the Eastman Stock Fund totaled $2.7 million and $2.8 million in 2005 and 2004, respectively.

Eastman Investment and Employee Stock Ownership Plan
Notes to Financial Statements

Eastman ESOP Fund

This non-participant directed fund consists primarily of Eastman Class A common stock. Purchases and sales of Eastman stock are generally made on the open market, on behalf of its participants and as directed by the Plan’s guidelines. During 2005, the Trustee purchased 74,000 shares of Eastman stock for the fund at an average price of $56.48 per share, and sold 290,400 shares of Eastman stock for the fund at an average price of $55.85 per share. During 2004, the Trustee purchased 117,000 shares of Eastman stock for the fund at an average price of $42.94 per share, and sold 477,800 shares at an average price of $45.43 per share.

At December 30, 2005 and 2004, the following investments represented 5% or greater of ending net assets, (in thousands):

	2005
	Shares	Fair value

Eastman Chemical Company Common Stock, Non Participant Directed	8,420	$102,455
Eastman Chemical Company Common Stock, Participant Directed	6,642	76,267
Fidelity Magellan® Fund	824	87,740
Fidelity Contrafund	1,881	121,797

	2004
	Shares	Fair value

Eastman Chemical Company Common Stock, Non Participant Directed	9,399	$127,294
Eastman Chemical Company Common Stock, Participant Directed	5,987	79,328
Fidelity Magellan® Fund	927	96,356
Fidelity Contrafund	1,672	94,996

During 2005 and 2004, the Plan’s investments (including investments bought, sold and held during the year) appreciated (depreciated) in value by $14.5 million and $116.5 million, respectively, as follows (in thousands):

	Net Appreciation
	(Depreciation)
	2005	2004

Eastman Chemical Company Common Stock, Non Participant Directed	$(12,407)	$43,555
Eastman Chemical Company Common Stock, Participant Directed	(4,551)	30,349
Mutual Funds	31,481	42,600
Total	$14,523	$116,504

Eastman Investment and Employee Stock Ownership Plan
Notes to Financial Statements

6.	INSURANCE CONTRACTS

The Plan holds an interest in the Managed Income Fund, which invests in guaranteed investment contracts ("GICs"), which are contracts between an insurance company and the fund that provide for guaranteed returns on principal amounts invested over various periods of time. This participant-directed fund also invests in synthetic GICs. The term “synthetic” investment contract is used to describe a variety of investment contracts under which a Plan retains ownership of the invested assets, or owns units of an account or trust which holds the invested assets. A “synthetic” investment contract, also referred to as a “wrap” contract, is negotiated with an independent financial institution. Under the terms of these investment contracts, the contract issuer ensures the Plan’s ability to pay eligible employee benefits at book value. The investment performance of a synthetic investment contract may be a function of the investment performance of the invested assets.

To meet daily liquidity needs, the Managed Income Fund invests in short-term interest funds similar to money markets. The average yield for the Managed Income Fund was 4.10% and 4.22% for 2005 and 2004, respectively. The weighted average crediting interest rate for the fund was 3.95% and 4.02% at December 30, 2005 and 2004, respectively. In accordance with ERISA regulations, investment contracts held by the fund are reported at values determined by the contract issuer in accordance with the terms of the contracts themselves. The fair value in accordance with Statement of Financial Accounting Standards No. 107 "Disclosures about Fair Value of Financial Instruments" of investments contracts and short-term interest investments held by the fund was $623.5 million and $622.1 million at December 30, 2005 and 2004, respectively. Crediting interest rate resets occur quarterly and/or annually under the provisions of each individual contract in the fund. There are no minimum crediting interest rates for any of the investment contracts in the fund at December 30, 2005 and 2004.

The value of the Managed Income Fund reflected in these financial statements is based upon the principal invested and the interest credited. The fair value of the Managed Income Fund, by investment type, as of December 30, 2005 and 2004 was as follows:

(in thousands)	December 30, 2005	December 30, 2004

Security backed investments:
Underlying assets at fair value	$623,499	$622,097
Wrapper contracts	6,701	(7,440)
Total contract value	$630,200	$614,657

7.	OTHER RECEIVABLES

Other receivables in the amount of $2.7 million and $3.0 million at December 30, 2005 and 2004, respectively represent interest and dividends receivable, as well as receivables from the sale of stock.

Eastman Investment and Employee Stock Ownership Plan
Notes to Financial Statements

8.	DIVERSIFICATION FROM ESOP FUND

Active or retired employees of the Company are eligible to diversify funds held in their ESOP Fund account. Effective July 2003, a participant may direct that all or any portion of his ESOP Fund account be transferred to other funds in the Plan without restrictions. This diversification is elected by employee notification to the IPCO who then transfers a portion of their account within the Plan for investment as directed by the participant. During 2005 and 2004, $12.1 million and $15.7 million, respectively, were transferred from the ESOP Fund within the Plan in connection with this program.

9.	PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of termination, participant accounts will be distributed to individual participants in accordance with the Plan document and ERISA provisions.

10.	FEDERAL INCOME TAX STATUS

The Plan obtained its latest determination letter in May 2003, in which the Internal Revenue Service stated that the Plan is in compliance with the applicable requirements of the Internal Revenue Code. The Plan Administrator believes the Plan qualifies and operates in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

11.	PLAN EXPENSES

Reasonable expenses of administering the Plan, unless paid by the Company, shall be paid by the Plan. For both 2005 and 2004, trustee fees associated with the Eastman Stock Fund and the Eastman ESOP Fund were paid with assets of those individual funds. Brokerage fees, transfer taxes, investment fees and other expenses incident to the purchase and sale of securities and investments shall be included in the cost of such securities or investments or deducted from the sales proceeds, as the case may be. Loan administration fees are deducted quarterly from the accounts of participants with outstanding loan balances. Loan origination fees are deducted from the participants account at the inception of the loan. For 2005 and 2004, the Company paid all other expenses of the Plan related to plan oversight and administration, including auditing fees.

12.	RELATED PARTIES

Certain plan investments are shares of mutual funds managed by Fidelity Management Trust Company, (“FMTC”). FMTC is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions, which are exempt from prohibited transaction rules. The Plan also invests in the common stock of the Plan Sponsor as well as loans to Plan participants, both of which qualify as parties-in-interest to the Plan and are exempt from prohibited transaction rules.

Eastman Investment and Employee Stock Ownership Plan
Notes to Financial Statements

13. ACCOUNTING PRONOUNCEMENTS

In December 2005, the Financial Accounting Standards Board ("FASB") issued FASB Staff Position Nos. AAG INV-1 and SOP 94-4-1, "Reporting of Fully Benefit-Responsive Investments Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pensions Plans" ("FSP").  The FSP clarifies the definition of fully benefit-responsive investment contracts for contracts held by defined contribution plans.  The FSP also establishes enhanced financial statement presentation and disclosure requirements for defined contribution plans subject to the FSP.  The FSP is effective for financial statements issued for periods ending after December 15, 2006.

Management intends to adopt the FSP in the Plan's financial statements for the year ended December 30, 2006.  The effect of the FSP on the Plan's financial statements is expected to be enhanced financial statement presentation and disclosure requirements including the following:

Benefit-responsive investment contracts will be presented at fair-value on the statement of net assets available for benefits and the amount representing the difference between fair value and contract value of the investment contracts shall be presented on the face of the statement of net assets available for benefits as a single amount, calculated as the sum of the amounts necessary to adjust the portion of net assets attributable to each fully benefit-responsive investment contract from fair value to contract value.  The statement of changes in net assets available for benefits shall be prepared on a basis that reflects income credited to participants in the Plan and net appreciation or depreciation in the fair value of only those investment contracts that are not deemed to be fully benefit responsive.

A description of the nature of the benefit-responsive investment contracts, how they operate, and the methodology for calculating the interest crediting rate.

The average yield earned by the Plan for all fully benefit-responsive investment contracts for the year.

The average yield earned by the Plan for all fully benefit-responsive investment contracts with an adjustment to reflect the actual interest rate credited to participants in the Plan for the year.

A description of the events that limit the ability of the Plan to transact at contract value with the issuer.

A description of the events and circumstances that would allow issuers to terminate fully benefit-responsive investment contracts with the Plan and settle at an amount different from contract value.

Eastman Investment and Employee Stock Ownership Plan
Schedule H, Line 4 (i) - Schedule of Assets (Held at End of Year)
December 30, 2005
(in thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Historical cost	(e) Current value

*	Eastman Chemical Company	Common stock, Participant directed, 6,642 shares	**	76,267
*	Eastman Chemical Company	Interest Bearing Cash	**	2,485
*	Eastman Chemical Company	Common stock, Non Participant directed, 8,420 shares	103,681	102,455
*	Eastman Chemical Company	Interest Bearing Cash	**	971
*	Fidelity Fund	Registered Investment Company, 1,359 shares	**	43,273
*	Fidelity Puritan Fund	Registered Investment Company, 2,503 shares	**	46,873
*	Fidelity Magellan Fund	Registered Investment Company, 824 shares	**	87,740
*	Fidelity Contrafund	Registered Investment Company, 1,881 shares	**	121,797
*	Fidelity Spartan U.S. Equity Index Portfolio	Registered Investment Company, 795 shares	**	35,097
*	Fidelity International Discovery Fund	Registered Investment Company, 1,038 shares	**	32,866
*	PIMCO Total Return Fund	Registered Investment Company, 2,130 shares	**	22,365
*	Templeton Foreign Fund	Registered Investment Company, 744 shares	**	9,431
*	Neuberger and Berman Genesis Trust Fund	Registered Investment Company, 1,451 shares	**	70,458
*	Fidelity Blue Chip Growth Fund	Registered Investment Company, 346 shares	**	14,935
*	Fidelity Freedom Income Fund	Registered Investment Company, 124 shares	**	1,413
*	Fidelity Freedom 2000 Fund	Registered Investment Company, 110 shares	**	1,342
*	Fidelity Freedom 2010 Fund	Registered Investment Company, 511 shares	**	7,173
*	Fidelity Freedom 2020 Fund	Registered Investment Company, 705 shares	**	10,368
*	Fidelity Freedom 2030 Fund	Registered Investment Company, 443 shares	**	6,657
*	Fidelity Freedom 2040 Fund	Registered Investment Company, 263 shares	**	2,319
*	Fidelity Spartan Extended Market Index Portfolio	Registered Investment Company, 294 shares	**	10,201
*	Fidelity Spartan International Index Fund	Registered Investment Company, 163 shares	**	5,835
*	Participant Loans	Participant Loan Fund with terms ranging from 3-123 months and rates ranging from 4% to 10.5%	**	28,888
*	Fidelity Retirement Money Market	Registered Investment Company, 1 share	**	1
*	Clipper Fund	Registered Investment Company, 122 shares	**	10,798
*	Franklin Small Mid Cap Growth Fund	Registered Investment Company, 722 shares	**	27,240
*	TCW Galileo Select Equities Fund	Registered Investment Company, 182 shares	**	3,698
*	WFA Small Cap Val Z	Registered Investment Company, 970 shares	**	29,251

Eastman Investment and Employee Stock Ownership Plan
Schedule H, Line 4 (i) - Schedule of Assets (Held at End of Year)
December 30, 2005
(in thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Historical cost	(e) Current value

*	Managed Income Fund, consisting of the following:		**
	Fidelity short term cash fund	CASH		5,105
	AXA Financial Inc	Corporate bond 7.75% 8/01/10		1,066
	Accredited Mortgage Loan Trust ACCR 03-2 A1	Mortgage backed security 4.23% 10/33		492
	Accredited Mortgage Loan Trust ACCR 03-3 A1	Mortgage backed security 4.46% 12/33		467
	ACE Securities Corp ACE 03-HS1 M1	Mortgage backed security 1ML+75 6/33		75
	ACE Securities Corp ACE 03-HS1 M2	Mortgage backed security 1ML+175 6/33		102
	ACE Securities Corp ACE 03-NC1 M1	Mortgage backed security 1ML+78 7/33 M		171
	ACE Securities Corp ACE 03-HE1 M1	Mortgage backed security 1ML+65 11/33		201
	ACE Securities Corp ACE 04-FM1 M1	Mortgage backed security 1ML+60 9/33		152
	ACE Securities Corp ACE 02-HE1 M1	Mortgage backed security 1ML+65 6/32		207
	Aesop Funding II LLC AESOP 05-1A A1	Mortgage backed security 3.95% 4/08		980
	AIFUL Corporation	Corporate bond 4.45% 2/16/10 144A		2,509
	AIFUL Corporation	Corporate bond 5% 8/10/10 144A		1,193
	Alabama Power Co	Corporate bond 3.5% 11/15/07		553
	Alliance Capital Management LP	Corporate bond 5.625% 8/15/06		2,717
	Alltel Corp	Corporate bond 4.656% 5/17/07		2,788
	America Movil SA	Corporate bond 4.125% 3/1/09		1,281
	American General Finance Corp	Corporate bond 2.75% 6/15/08		498
	American General Finance Corp	Corporate bond 4.625% 5/15/09		1,125
	American General Finance Corp	Corporate bond 3.875% 10/1/09		431
	American General Finance Corp	Corporate bond 4.875% 5/15/10		2,185
	American Honda Finance Corp	Corporate bond 4.5% 5/26/09 144A		1,194
	American Honda Finance Corp	Corporate bond 4.25% 3/11/08 144A		1,867
	AmeriCredit Automobile Receivables Trust AMCAR 03-CF A4	Mortgage backed security 3.48% 5/10		842
	AmeriCredit Automobile Receivables Trust AMCAR 04-BM A3	Mortgage backed security 2.07% 8/08		527
	AmeriCredit Automobile Receivables Trust AMCAR 04-1 A3	Mortgage backed security 3.22% 7/08		432
	AmeriCredit Automobile Receivables Trust AMCAR 04-1 B	Mortgage backed security 3.7% 1/09		74
	AmeriCredit Automobile Receivables Trust AMCAR 04-1 C	Mortgage backed security 4.22% 7/09		79
	AmeriCredit Automobile Receivables Trust AMCAR 04-CA A4	Mortgage backed security 3.61% 5/11		293
	AmeriCredit Automobile Receivables Trust AMCAR 04-DF A3	Mortgage backed security 2.98% 7/09		576
	AmeriCredit Automobile Receivables Trust AMCAR 04-DF A4	Mortgage backed security 3.43% 7/11		762
	AmeriCredit Automobile Receivables Trust AMCAR 05/1 A3	Mortgage backed security 4.26% 5/09		458
	AmeriCredit Automobile Receivables Trust AMCAR 05-BM A3	Mortgage backed security 4.05% 2/10		920
	AmeriCredit Automobile Receivables Trust AMCAR 05-CF A4	Mortgage backed security 4.63% 6/12		1,401
	AmeriCredit Automobile Receivables Trust AMCAR 05-DA A3	Mortgage backed security 4.87% 12/10		1,339

Eastman Investment and Employee Stock Ownership Plan
Schedule H, Line 4 (i) - Schedule of Assets (Held at End of Year)
December 30, 2005
(in thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Historical cost	(e) Current value

Ameriprise Finl Inc	Corporate bond 5.35% 11/15/10	511
Ameriquest Mortgage Securities Inc AMSI 03-3 M1	Mortgage backed security 1ML+80 3/33	176
Ameriquest Mortgage Securities Inc AMSI 04-R2 M1	Mortgage backed security 1ML+43 4/34	125
Ameriquest Mortgage Securities Inc AMSI 04-R2 M2	Mortgage backed security 1ML+48 4/34	100
ANZ Natl (Intl) Ltd	Corporate bond 4.265 5/16/05 144	1,805
ARGF Funding Corp ARGF 05-1 A1	Mortgage backed security 4.02% 4/09	1,618
ARGF Funding Corp ARGF 05-2 A1	Mortgage backed security 4.54% 5/09	1,285
Asset Backed Securities Corp Home Equity ABSHE 03-HE5 A2B	Mortgage backed security 4 8/33	43
Asset Backed Securities Corp Home Equity ABSHE 03-HE6 M1	Mortgage backed security 1ML+65 11/33	378
Asset Backed Securities Corp Home Equity ABSHE 04-HE3 M1	Mortgage backed security 1ML+54 6/34	151
Associates Corp Of N. America	Corporate bond 6.875% 11/15/08	127
Associates Corp Of N. America	Corporate bond 6.25% 11/01/08	821
AT&T Wireless	Corporate Bond 7.875% 3/01/11	1,648
BTM Curacao Holding NV	Corporate bond 4.76% 7/21/15 144A	416
Ball Corp 05-ESHAX1	Interest only strip CSTR 7/20	431
Banc of America Commercial Mortgage Inc BACM 04-6 XP	Interest only strip CSTR 12/42	162
Banc of America Commercial Mortgage Inc BACM 04-2 A3	Mortgage backed security 4.05% 11/38	2,145

Banc of America Commercial Mortgage Inc BACM 04-4 A3	Mortgage backed security 4.128% 7/42	668
Banc of America Commercial Mortgage Inc BACM 04-5 XP	Interest only strip CSTR 11/41	237
Banc of America Commercial Mortgage Inc BACM 05-5 A1	Mortgage backed security 4.716% 8/10	1,145
Banc of America Commercial Mortgage Inc BACM 05-6 A1	Mortgage backed security 5.001% 9/47	704
Banc of America Commercial Mortgage Inc BACM 05-1 A2	Mortgage backed security 4.64% 11/42	1,446
Banc of America Commercial Mortgage Inc BACM 2003-2 A2	Mortgage backed security 4.342% 3/41	1,306
Banc of America Commercial Mortgage Inc BACM 05-3 A3B	Interest only strip CSTR 7/43	946
Banc of America Commercial Mortgage Inc BACM 05-3 XP	Interest only strip CSTR 7/43	357
Banc of America Commercial Mortgage Inc BACM 05-4 A1	Mortgage backed security 4.432 7/45	848
Banc of America Commercial Mortgage Inc BACM 05-4 XP	Interest only strip CSTR 7/45	101
Bank of New York Co Inc/The	Corporate bond 4.25%/3ML 9/4/12	602
Bank of New York Co Inc/The	Corporate bond 3.4/3ML+148 3/15/13	2,086
Bank of Tokyo MIT GL	Corporate bond 8.4% 4/15/10	1,221
Bank One Corp	Corporate bond 6% 8/01/08 DT	1,062
Bank One Texas	Corporate bond 6.25% 2/15/08	630

Eastman Investment and Employee Stock Ownership Plan
Schedule H, Line 4 (i) - Schedule of Assets (Held at End of Year)
December 30, 2005
(in thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Historical cost	(e) Current value

Bank One	Corporate bond 2.625% 6/30/08	2,113
Bank One Issuance Trust BOIT 04-B2 B2	Mortgage backed security 4.37% 4/12	1,365
BankAmerica Corp/Old	Corporate bond 6.25% 4/01/08	245
Bank UTD Cop	Corporate bond 8.875% 5/01/07	1,281
Bayview Financial Acquisition Trust BAYV 04-C A1	Mortgage backed security 1ML+42 5/44	708
Bayview Commercial Asset Trust BAYC 04-2 A1	Mortgage backed security 1ML+43 8/34	610
Bayview Commercial Asset Trust BAYC 04-2 M1	Mortgage backed security 1ML+58 8/34	195
Bayview Commercial Asset Trust BAYC 04-3 M1	Mortgage backed security 1ML+50 1/35	136
Bayview Commercial Asset Trust BAYC 04-3 M2	Mortgage backed security 1ML+100 1/35	91
Bear Stearns Commercial Mortgage Securities BSCMS 04-ESA B	Mortgage backed security 4.888% 5/16	344
Bear Stearns Commercial Mortgage Securities BSCMS 04-ESA C	Mortgage backed security 4.937% 5/16	390
Bear Stearns Commercial Mortgage Securities BSCMS 04-ESA D	Mortgage backed security 4.986% 5/16	140
Bear Stearns Commercial Mortgage Securities BSCMS 04-ESA E	Mortgage backed security 5.064% 5/16	442
Bear Stearns Commercial Mortgage Securities BSCMS 04-ESA F	Mortgage backed security 5.182% 5/16	105
Bear Stearns Commercial Mortgage Securities BSCMS 04-PWR5 A2	Mortgage backed security 4.254% 7/42	629
Bear Stearns Commercial Mortgage Securities BSCMS 04-PWR5 X2	Interest only strip CSTR 7/42	205
Bear Stearns Commercial Mortgage Securities BSCMS 04-T16 A3	Mortgage backed security 4.03% 2/46	1,508
Bear Stearns Commercial Mortgage Securities BSCMS 04-PWR6 X2	Interest only strip CSTR 11/41	128
Bear Stearns Commercial Mortgage Securities BSCMS 03-PWR2 A3	Mortgage backed security 4.83% 5/39	421
Bear Stearns Commercial Mortgage Securities BSCMS 04-ESA A3	Mortgage backed security 4.741% 5/16	1,118
Bear Stearns Commercial Mortgage Securities BSCMS 03-T12 X2	Interest only strip CSTR 8/39	67
Bear Stearns Commercial Mortgage Securities BSCMS 05-PER9 A1	Mortgage backed security 4.498% 9/42	1,334
Bear Stearns Commercial Mortgage Securities BSCMS 05-T20 A1	Mortgage backed security 4.94% 10/42	1,232
Bear Stearns Asset Backed Securities Inc BSABS 04-BO1 M3	Mortgage backed security 1ML+105 9/34	262
Bear Stearns Asset Backed Securities Inc BSABS 04-BO1 M4	Mortgage backed security 1ML+120 9/34	223
Bear Stearns Asset Backed Securities Inc BSABS 04-BO1 M5	Mortgage backed security 1ML+140 9/34	211
Bear Stearns Assest Backed Securities Inc ARM 05-3 1A1	Interest only strip CSTR 8/35	1,619
BellSouth Corp	Corporate bond 4.2% 9/15/09 DT	851
Berkshire Hathaway	Corporate bond 3.4% 7/2/07	1,185
Boeing Cap Glbl	Corporate bond 5.75% 2/15/07	655
British Telecommunications PLC	Corporate bond 8.12% 5/8.375 12/10	1,393

Eastman Investment and Employee Stock Ownership Plan
Schedule H, Line 4 (i) - Schedule of Assets (Held at End of Year)
December 30, 2005
(in thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Historical cost	(e) Current value

CDC Mortgage Capital Trust CDCMC 03-HE3 M1	Mortgage backed security 1ML+70 11/33	248
Cendant Timeshare Receivables Funding CDTIM 05-1 A1	Mortgage backed security 4.67% 5/17	512
CIT Equipment Collateral CITEC 05-VT1A3	Mortgage backed security 4.12% 8/08	1,037
CIT Equipment Collateral CITEC 05-VT1A4	Mortgage backed security 4.36% 11/12	213
CIT Group Inc	Corporate bond 3.375% 4/01/09	499
CIT Group Inc	Corporate bond 3.65% 11/23/07	1,030
CIT Group Inc	Corporate bond 5% 11/24/08	1,015
CNH Equipment Trust CNH 05-A A3	Mortgage backed security 4.02% 4/09	822
CNH Equipment Trust CNH 05-B A3	Mortgage backed security 4.27% 1/10	1,408
CNH Equipment Trust CNH 05-B B	Mortgage backed security 4.57% 7/12	399
Commercial Mortgage Pass-Through Certificate COMM 05-C6 XP	Interest only strip CSTR 6/44	157
Countrywide Asset-Backed Certificates CWL 04-3 M1	Mortgage backed security 1ML+50 6/34	150
Countrywide Asset-Backed Certificates CWL 04-4 A	Mortgage backed security 1ML+37.5 8/34	171
Countrywide Asset-Backed Certificates CWL 04-4 M1	Mortgage backed security 1ML+48 7/34	376
Countrywide Asset-Backed Certificates CWL 03-SD3 A1	Mortgage backed security 1ML+42 12/32	59
Countrywide Home Loan Mortgage Pass CWHL 02-25 2A1 Through Trust	Mortgage backed security 5.5% 11/17	298
Canadian IMP Bk Comm NY CIBC # Y$CD	Certificate of Deposit 4.375% 7/28/2008	815
Capital Auto Receivables Asset Trust CARAT 04-2 A2	Mortgage backed security 3.35% 2/08	880
Capital Auto Receivables Asset Trust CARAT 04/1 A4	Mortgage backed security 2.64% 11/08	651
Capital Auto Receivables Asset Trust CARAT 05/1 A4	Mortgage backed security 4.05% 7/09	1,293
Capital One Mtn	Corporate bond 4.875% 5/15/08	301
Capital One Mtn	Corporate bond 4.25% 12/01/08	294
Capital One Auto Finance Trust COAFT 04-B A3	Mortgage backed security 2.96% 4/09	718
Capital One Auto Finance Trust COAFT 05-A A3	Mortgage backed security 4.28% 7/09	1,068
Capital One Auto Finance Trust COAFT 05-BSSC	Mortgage backed security 4.48% 12/10	949
Capital One Auto Finance Trust COAFT 05-C A4	Mortgage backed security 4.71% 6/12	2,923
Capital One Auto Finance Trust COAFT 05-D A3	Mortgage backed security 4.81% 3/10	602
Capital One Multi-Asset Execution Trust COMET 03-2B	Mortgage backed security 3.5% 2/09	683
Capital One Multi-Asset Execution Trust COMET 04-B5 B5	Mortgage backed security 3.7% 5/10	1,583
Capital One Multi-Asset Execution Trust COMET 04-B6 B6	Mortgage backed security 4.155% 7/12	1,125

Eastman Investment and Employee Stock Ownership Plan
Schedule H, Line 4 (i) - Schedule of Assets (Held at End of Year)
December 30, 2005
(in thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Historical cost	(e) Current value

Capital One Multi-Asset Execution Trust COMET 2003-B3 B3	Mortgage backed security 4.5% 6/11	1,849
Capital One Multi-Asset Execution Trust COMET 05-A2A2	Mortgage backed security 4.05% 2/11	1,859
Capital One Prime Auto Receivables Trust COPAR 04-3 A3	Mortgage backed security 3.39% 1/09	869
Capital One Prime Auto Receivables Trust COPAR 2003-2 A4	Mortgage backed security 2.88% 6/10	825
Capital Trust Re CDO Ltd CTCDO 04-1A A2	Mortgage backed security 1ML+45 7/39	300
Capital Trust Re CDO Ltd CTCDO 04-1A B	Mortgage backed security 1ML+75 7/39	160
Capital Trust Re CDO Ltd CTCDO 04-1A C	Mortgage backed security 1ML+110 7/39	205
Chase Commercial Mortgage Securities Corp CCMSC 99-2 A1	Mortgage backed security 7.032% 1/32	283
Chase Insurance Trust CCMSC 99-2 A1	Mortgage backed security 4.52% 12/10	6,315
Chile Government International Bond CHILE REP GLB	Corporate bond 6.875% 4/28/09 DT	43
Chile Government International Bond CHILE REP GLB	Corporate bond 5.625% 7/23/07 DT	1,052
Chubb Corp CHUBB CORP	Corporate bond 3.95% 4/01/08	163
Chubb Corp	Corporate bond 4.934% 11/16/07	2,283
Citigroup Inc	Corporate bond 3.5% 2/01/08	721
Citibank Credit Card Issuance Trust CCCIT 03-A6 A6	Mortgage backed security 2.9% 5/10	466
Citibank Credit Card Issuance Trust CCCIT 04-A4	Mortgage backed security 3.2% 8/09	1,661
Citibank Credit Card Issuance Trust CCCIT 05-B1 B1	Mortgage backed security 4.4% 9/10	3,468
Citigroup Commercial Mortgage Trust CGCMT 04-C2 XP	Interest only strip CSTR 10/41	209
Citigroup Commercial Mortgage Trust CGCMT 05-EMG A2	Mortgage backed security 4.2211% 9/51	472
Commercial Mortgage Pass Through Certificates COMM 99-1 A2	Mortgage backed security 6.455% 5/32	1,142
Commercial Mortgage Pass Through Certificates COMM 04-CNL X1	Interest only strip CSTR 9/14	76
Commercial Mortgage Pass Through Certificates COMM 04-CNL B	Mortgage backed security 1ML+40 9/14	200
Commercial Mortgage Pass Through Certificates COMM 04-CNL D	Mortgage backed security 1ML+64 9/14	60
Commercial Mortgage Pass Through Certificates COMM 04-CNL E	Mortgage backed security 1ML+70 9/14	85
Commercial Mortgage Pass Through Certificates COMM 04-CNL F	Mortgage backed security 1ML+80 9/14	65
Commercial Mortgage Pass Through Certificates COMM 04-HTL1 B	Mortgage backed security 1ML+45 7/16	27
Commercial Mortgage Pass Through Certificates security COMM 04-HTL1 D	Mortgage backed 1ML+55 7/16	64
Commercial Mortgage Pass Through Certificates COMM 04-HTL1 E	Mortgage backed security 1ML+75 7/16	45
Commercial Mortgage Pass Through Certificates COMM 04-HTL1 F	Mortgage backed security 1ML+80 7/16	48

Eastman Investment and Employee Stock Ownership Plan
Schedule H, Line 4 (i) - Schedule of Assets (Held at End of Year)
December 30, 2005
(in thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Historical cost	(e) Current value

Commercial Mortgage Pass Through Certificates COMM 04-LNB4 XP	Interest only strip CSTR 10/37	377
Commercial Mortgage Pass Through Certificates COMM 05-LP5 A2	Mortgage backed security 4.63% 5/43	1,308
Commercial Mortgage Pass Through Certificates COMM 05-LP5 XP	Interest only strip CSTR 5/43	153
Commercial Mortgage Acceptance Corp CMAC 98-C2 B	Mortgage backed security CSTR 9/30	1,742
Commercial Mortgage Asset Trust CMAT 99-C1 A3	Mortgage backed security 6.64% 1/32	352
Consolidated Natural Gas Co	Corporate bond 5.375% 11/01/06	708
Constellation Energy GRP	Corporate bond 6.35% 4/01/07	1,238
Constellation Energy GRP	Corporate bond 6.125% 9/01/09	568
Costco Wholesale Corp	Corporate bond 5.5% 3/15/07	470
CS First Boston Mortgage Securities Corp CSFB 97-C2 A2	Mortgage backed security 6.52% 1/35	18
CS First Boston Mortgage Securities Corp CSFB 97-C2 A3	Mortgage backed security 6.55% 1/35	642
CS First Boston Mortgage Securities Corp CFSB 99-C1 A2	Mortgage backed security 7.29% 9/41	2,926
CS First Boston Mortgage Securities Corp CFSB 01-CK3 A3	Mortgage backed security 6.4% 6/34	593
CS First Boston Mortgage Securities Corp CSFB 03-C5 A3	Mortgage backed security 4.429% 12/36	950
CS First Boston Mortgage Securities Corp CSFB 03-C4 A3	Interest only strip CSTR 8/36	562
CS First Boston Mortgage Securities Corp CSFB 04-C1 A3	Mortgage backed security 4.321% 1/37	508
CS First Boston Mortgage Securities Corp CSFB 04-C4 ASP	Interest only strip CSTR 10/39	211
CS First Boston Mortgage Securities Corp CSFB 04-HC1 A2	Mortgage backed security 1ML+50 12/21	170
CS First Boston Mortgage Securities Corp CSFB 04-HC1 B	Mortgage backed security 1ML+75 12/21	441
CS First Boston Mortgage Securities Corp CSFB 05-C1 ASP	Interest only strip 2/38	175
CS First Boston Mortgage Securities Corp CSFB 05-C4 ASP	Interest only strip 8/38	411
CS First Boston Mortgage Securities Corp CSFB 05-C2 ASP	Interest only strip 4/37	229
Crown Castle International CCI05-1A B	Mortgage backed security 4.878% 6/35	518
Crown Castle International CCI05-1A B	Mortgage backed security 5.074% 6/35	472
DLJ Commercial Mortgage Corp DLJCM 99-CG1 A1B	Mortgage backed security 6.46% 3/32	1,036
DLJ Commercial Mortgage Corp DLJCM 1999-CG10A3	Mortgage backed security 6.77% 3/32	1,426
DLJ Commercial Mortgage Corp DLJCM 00-CF1A1B	Mortgage backed security 7.62% 6/33	928
DaimlerChrysler NA Holding Corp	Corporate bond 4.75% 1/15/08	1,919
DaimlerChrysler NA Holding Corp	Corporate bond 9/10/07 SER D #36	632
Daimler Chrysler Auto Trust DCAT 04-C A3	Mortgage backed security 2.98% 8/08	1,461
Daimler Chrysler Auto Trust DCAT 05-B A3	Mortgage backed security 4.04% 9/09	803

Eastman Investment and Employee Stock Ownership Plan
Schedule H, Line 4 (i) - Schedule of Assets (Held at End of Year)
December 30, 2005
(in thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Historical cost	(e) Current value

John Deere Capital Corp	Corporate bond 3.9% 1/15/08 DT	799
John Deere Capital Corp	Corporate bond 3.375% 10/1/07	1,091
John Deere Mtn	Corporate bond 4.375% 3/14/08	972
Diversified Reit Trust DRT00-1A A2	Mortgage backed security 6.971% 3/10	734
RR Donnelley & Sons Co	Corporate bond 3.75% 4/1/09	1,842
Drive Insurance 05-1 A3	Mortgage backed security 3.75% 4/09	484
Drive Insurance 05-3 A3	Mortgage backed security 4.99% 10/10	1,305
Exelon General Global	Corporate bond 6.95% 6/15/11	1,368
Federal Farm Credit Bank	Government bond 3.25% 6/15/07	5,114
Federal Home Loan Bank	Government bond 4.25% 4/16/07	3,514
FPL Group Capital Inc	Corporate bond 3.25% 4/11/06	331
FPL Group Capital Inc	Corporate bond 5.551% 2/16/08	741
Freddie Mac	FHLMC 3.875% 1/12/09-1/06	1,728
Freddie Mac	FHLMC 4.48% 9/19/08	2,756
Freddie Mac FHR 1608 J	Mortgage backed security 6% 6/22	395
Freddie Mac FHR 1644 IA	Mortgage backed security 6.75% 8/23	157
Freddie Mac FHR 2292 QT	Mortgage backed security 6.5% 5/30	49
Freddie Mac	FHLMC 4.25% 7/15/09	8,031
Freddie Mac	FHLMC 4.00% 8/17/07	6,610
Freddie Mac	FHLMC 5.00% 5/14 #E76434	27
Freddie Mac	FHLMC 5.00% 6/14 #E77224	105
Freddie Mac	FHLMC 4.889% 3/33 #847126	50
Freddie Mac	FHLMC 4.314% 12/34 #1B2670	125
Freddie Mac	FHLMC 4.106% 12/34 #1B2699	107
Freddie Mac	FHLMC 4.497% 6/35 #1B2907	175
Freddie Mac	FHLMC 4.307% 5/35 #847408	230
Freddie Mac	FHLMC 4.00% 2/35 #1G0068	215
Freddie Mac	FHLMC 4.37% 3/35 #1G0125	204
Freddie Mac	FHLMC 4.401% 2/35 #1G0103	280
Freddie Mac	FHLMC 4.444% 3/35 #1G0133	141
Freddie Mac	FHLMC 4.504% 3/35 #1G0145	156
Freddie Mac	FHLMC 4.498% 3/35 #1L0123	914
Freddie Mac	FHLMC 5.034% 4/35 #1N0002	766
Freddie Mac	FHLMC 5.676% 4/32 #789284	32
Freddie Mac	FHLMC 4.819% 10/32 #1B0610	20
Freddie Mac	FHLMC 4.441% 2/34 #781229	155
Freddie Mac	FHLMC 4.13% 12/34 #782916	147
Freddie Mac	FHLMC 4.985% 8/33 #782926	68
Freddie Mac	FHLMC 4.232% 1/35 #782988	460
Freddie Mac	FHLMC 4.434% 2/35 #783032	295
Freddie Mac	FHLMC 4.307% 3/35 #783067	140
Fannie Mae	FNMA 6.00% 5/15/08	9,737
Fannie Mae	FNMA 5.25% 1/15/09	9,963
Fannie Mae	FNMA 6.625% 9/15/09	6,295
Fannie Mae	FNMA 4.75% 1/02/07 SUBS	8,584
Fannie Mae	FNMA 4.00% 9/02/08 SUBS	2,353
Fannie Mae	FNMA 3.375% 12/15/2008	6,081
Fannie Mae	FNMA 3.25% 2/15/09	422
Fannie Mae	FNMA 4.50% 10/15/08	31,375
Fannie Mae Pool	FNMA 15YR 7.00% 8/08 #252068	55
Fannie Mae Pool	FNMA 15YR 7.00% 1/13 #251428	11
Fannie Mae Pool	FNMA 15YR 6.50% 11/13 #323755	459
Fannie Mae Pool	FNMA 15YR 7.00% 8/14 #323877	90
Fannie Mae Pool	FNMA 15YR 6.00% 3/14 #487614	45

Eastman Investment and Employee Stock Ownership Plan
Schedule H, Line 4 (i) - Schedule of Assets (Held at End of Year)
December 30, 2005
(in thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Historical cost	(e) Current value

Fannie Mae Pool	FNMA 15YR 6.50% 9/14 #514373	3
Fannie Mae Pool	FNMA 15YR 6.00% 11/14 #520642	32
Fannie Mae Pool	FNMA 15YR 7.00% 11/14 #522277	34
Fannie Mae Pool	FNMA 15YR 6.50% 10/13 #535234	866
Fannie Mae Pool	FNMA 15YR 7.00% 6/16 #545122	28
Fannie Mae Pool	FNMA 15YR 7.00% 2/16 #569915	86
Fannie Mae Pool	FNMA 15YR 6.00% 10/16 #589129	43
Fannie Mae Pool	FNMA 15YR 7.00% 8/16 #599602	91
Fannie Mae Pool	FNMA 15YR 7.00% 1/21 #TBA	1,135
Fannie Mae Pool	FNMA 15YR 7.00% 4/17 #636135	343
Fannie Mae Pool	FNMA 15YR 6.50% 4/17 #637244	261
Fannie Mae Pool	FNMA 15YR 6.00% 11/17 #671380	228
Fannie Mae Pool	FNMA 15YR 6.00% 11/17 #672789	72
Fannie Mae Pool	FNMA 15YR 6.00% 12/17 #673965	110
Fannie Mae FNR 02-18 PE	Mortgage backed security 5.5% 6/16	2,001
Fannie Mae Pool	FNMA 15YR 6.00% 2/18 #684153	23
Fannie Mae Pool	FNMA 15YR 7.00% 2/18 #693327	334
Fannie Mae Pool	FNMA 15YR 4.00% 8/18 #727438	1,464
Fannie Mae Pool	FNMA ARM 3.878% 6/33 #723633	387
Fannie Mae Pool	FNMA ARM 3.975% 11/34 #781809	180
Fannie Mae Pool	FNMA ARM 4.025% 1/35 #781871	168
Fannie Mae Pool	FNMA ARM 4.25% 2/35 #255658	110
Fannie Mae Pool	FNAM ARM 4.35% 8/33 #555696	199
Fannie Mae Pool	FNMA ARM 4.710% 10/32 #648938	23
Fannie Mae Pool	FNMA ARM 4.986% 11/32 #668236	71
Fannie Mae Pool	FNMA ARM 4.732% 10/32 #668509	26
Fannie Mae Pool	FNMA ARM 4.925% 12/32 #677026	11
Fannie Mae Pool	FNMA ARM 3.828% 4/33 #688969	295
Fannie Mae Pool	FNMA ARM 4.646% 1/33 #689554	64
Fannie Mae Pool	FNMA ARM 4.708% 2/33 #693344	20
Fannie Mae Pool	FNMA ARM 4.318% 3/33 #694530	43
Fannie Mae Pool	FNMA ARM 4.292% 3/33 #701296	113
Fannie Mae Pool	FNMA ARM 3.984% 5/33 #703915	30
Fannie Mae Pool	FNMA ARM 4.079% 4/33 #708221	34
Fannie Mae Pool	FNMA ARM 4.351% 6/33 #720921	53
Fannie Mae Pool	FNMA ARM 3.836% 6/33 #723760	68
Fannie Mae Pool	FNMA ARM 4.479% 4/34 #725361	146
Fannie Mae Pool	FNMA ARM 3.765% 7/34 #725834	412
Fannie Mae Pool	FNMA ARM 4.862% 9/34 #725855	181
Fannie Mae Pool	FNMA ARM 4.832% 8/34 #725858	104
Fannie Mae Pool	FNMA ARM 4.409% 10/34 #725968	517
Fannie Mae Pool	FNMA ARM 4.115% 2/35 #735343	59
Fannie Mae Pool	FNMA ARM 4.162% 2/35 #735345	159
Fannie Mae Pool	FNMA ARM 4.587% 2/35 #735355	927
Fannie Mae Pool	FNMA ARM 4.49% 8/34 #735360	299
Fannie Mae Pool	FNMA ARM 4.357% 1/35 #735364	102
Fannie Mae Pool	FNMA ARM 5.229% 8/33 #735030	140
Fannie Mae Pool	FNMA ARM 4.20% 1/35 #735162	318
Fannie Mae Pool	FNMA ARM 4.53% 3/35 #735448	295
Fannie Mae Pool	FNMA ARM 3.463% 4/34 #735478	206
Fannie Mae Pool	FNMA ARM 4.319% 5/35 #735538	135
Fannie Mae Pool	FNMA ARM 4.177$ 3/35 #735545	446
Fannie Mae Pool	FNMA ARM 4.815% 12/32 #735602	134

Eastman Investment and Employee Stock Ownership Plan
Schedule H, Line 4 (i) - Schedule of Assets (Held at End of Year)
December 30, 2005
(in thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Historical cost	(e) Current value

Fannie Mae Pool	FNMA ARM 4.423% 5/35 #745049	914
Fannie Mae Pool	FNMA ARM 3.753% 10/33 #746320	86
Fannie Mae Pool	FNMA ARM 4.055% 10/18 #749296	90
Fannie Mae Pool	FNMA ARM 3.752% 10/33 #755148	88
Fannie Mae Pool	FNMA ARM 4.358% 10/33 #754672	43
Fannie Mae Pool	FNMA ARM 4.294% 1/34 #759264	131
Fannie Mae Pool	FNMA ARM 3.750% 1/34 #761058	94
Fannie Mae Pool	FNMA ARM 3.826% 10/33 #763199	1,067
Fannie Mae Pool	FNMA ARM 4.250% 1/34 #765659	150
Fannie Mae Pool	FNMA ARM 4.25% 2/34 #765660	111
Fannie Mae Pool	FNMA ARM 4.23% 3/34 #766457	82
Fannie Mae Pool	FNMA ARM 4.057% 5/34 #768224	44
Fannie Mae Pool	FNMA ARM 4.368% 2/34 #769940	232
Fannie Mae Pool	FNMA ARM 4.021% 12/34 #773212	97
Fannie Mae Pool	FNMA ARM 3.83% 1/35 #773220	95
Fannie Mae Pool	FNMA ARM 3.98% 1/35 #773221	113
Fannie Mae Pool	FNMA ARM 4.0% 1/35 #773225	75
Fannie Mae Pool	FNMA ARM 4.12% 2/35 #773243	154
Fannie Mae Pool	FNMA ARM 4.128% 2/35 #773255	304
Fannie Mae Pool	FNMA ARM 4.455% 3/35 #773281	134
Fannie Mae Pool	FNMA ARM 4.305% 7/34 #776389	75
Fannie Mae Pool	FNMA ARM 3.939% 10/34 #781549	124
Fannie Mae Pool	FNMA ARM 3.987% 12/34 #781575	121
Fannie Mae Pool	FNMA ARM 3.786% 12/34 #781576	112
Fannie Mae Pool	FNMA ARM 3.827% 12/34 #781580	17
Fannie Mae Pool	FNMA ARM 3.791% 6/34 #783545	425
Fannie Mae Pool	FNMA ARM 4.351% 1/35 #783580	111
Fannie Mae Pool	FNMA ARM 4.499% 3/35 #783587	316
Fannie Mae Pool	FNMA ARM 4.4% 2/35 #783588	147
Fannie Mae Pool	FNMA ARM 4.544% 7/34 #786380	148
Fannie Mae Pool	FNMA ARM 4.607% 8/34 #790203	133
Fannie Mae Pool	FNMA ARM 5.019% 9/34 #790458	161
Fannie Mae Pool	FNMA ARM 4.658% 9/34 #790618	37
Fannie Mae Pool	FNMA ARM 5.106% 9/34 #790762	117
Fannie Mae Pool	FNMA ARM 4.748% 7/34 #793028	286
Fannie Mae Pool	FNMA ARM 4.339% 9/34 #794241	124
Fannie Mae Pool	FNMA ARM 4.364% 9/34 #794242	303
Fannie Mae Pool	FNMA ARM 3.737% 1/35 #797416	142
Fannie Mae Pool	FNMA ARM 4.202% 1/35 #797418	191
Fannie Mae Pool	FNMA ARM 4.549% 8/34 #796985	623
Fannie Mae Pool	FNMA ARM 4.67% 11/34 #799727	322
Fannie Mae Pool	FNMA ARM 5.064% 11/34 #800067	29
Fannie Mae Pool	FNMA ARM 4.825% 12/34 #800297	259
Fannie Mae Pool	FNMA ARM 4.845% 12/34 #800335	97
Fannie Mae Pool	FNMA ARM 4.571% 9/34 #801337	378
Fannie Mae Pool	FNMA ARM 5.05% 7/34 #801635	58
Fannie Mae Pool	FNMA ARM 4.037% 12/34 #802854	55
Fannie Mae Pool	FNMA ARM 4.324% 12/34 #802660	64
Fannie Mae Pool	FNMA ARM 4.23% 11/34 #803591	45
Fannie Mae Pool	FNMA ARM 4.484% 10/34 #803592	491
Fannie Mae Pool	FNMA ARM 4.029% 1/35 #806167	41
Fannie Mae Pool	FNMA ARM 4.127% 1/35 #806519	167
Fannie Mae Pool	FNMA ARM 4.105% 1/35 #806520	162
Fannie Mae Pool	FNMA ARM 4.072% 12/34 #806640	164

Eastman Investment and Employee Stock Ownership Plan
Schedule H, Line 4 (i) - Schedule of Assets (Held at End of Year)
December 30, 2005
(in thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Historical cost	(e) Current value

Fannie Mae Pool	FNMA ARM 4.17% 11/34 #806720	138
Fannie Mae Pool	FNMA ARM 4.048% 1/35 #806711	76
Fannie Mae Pool	FNMA ARM 4.118% 1/35 #807221	166
Fannie Mae Pool	FNMA ARM 3.913% 12/34 #809113	81
Fannie Mae Pool	FNMA ARM 5.029% 2/35 #809463	52
Fannie Mae Pool	FNMA ARM 4.742% 3/35 #809822	167
Fannie Mae Pool	FNMA ARM 4.625% 2/35 #809931	299
Fannie Mae Pool	FNMA ARM 4.145% 2/35 #810415	194
Fannie Mae Pool	FNMA ARM 4.57% 2/35 #811803	110
Fannie Mae Pool	FNMA ARM 4.052% 2/35 #812091	79
Fannie Mae Pool	FNMA ARM 4.144% 1/35 #813569	255
Fannie Mae Pool	FNMA ARM 4.118% 2/35 #813114	59
Fannie Mae Pool	FNMA ARM 4.694% 11/34 #813184	347
Fannie Mae Pool	FNMA ARM 4.151% 1/35 #813170	298
Fannie Mae Pool	FNMA ARM 4.197% 1/35 #813200	133
Fannie Mae Pool	FNMA ARM 4.269% 10/34 #813564	244
Fannie Mae Pool	FNMA ARM 4.017% 12/34 #813565	616
Fannie Mae Pool	FNMA ARM 3.87% 1/35 #813713	167
Fannie Mae Pool	FNMA ARM 3.84% 1/35 #813714	264
Fannie Mae Pool	FNMA ARM 4.023% 2/35 #813737	81
Fannie Mae Pool	FNMA ARM 4.559% 1/35 #813842	201
Fannie Mae Pool	FNMA ARM 4.508% 1/35 #813848	140
Fannie Mae Pool	FNMA ARM 4.790% 1/35 #815323	368
Fannie Mae Pool	FNMA ARM 4.653% 3/35 #816322	50
Fannie Mae Pool	FNMA ARM 4.857% 1/35 #816356	17
Fannie Mae Pool	FNMA ARM 4.293% 3/35 #815586	84
Fannie Mae Pool	FNMA ARM 4.573% 2/35 #816591	663
Fannie Mae Pool	FNMA ARM 4.639% 2/35 #816599	65
Fannie Mae Pool	FNMA ARM 4.349% 2/35 #818857	54
Fannie Mae Pool	FNMA ARM 4.372% 4/35 #820407	60
Fannie Mae Pool	FNMA ARM 4.725% 3/35 #820598	823
Fannie Mae Pool	FNMA ARM 4.5% 5/35 #820996	83
Fannie Mae Pool	FNMA ARM 4.302% 1/35 #827592	112
Fannie Mae Pool	FNMA ARM 5.8170% 5/35 #827781	671
Fannie Mae Pool	FNMA ARM 5.208% 5/35 #827783	2,266
Fannie Mae Pool	FNMA ARM 4.409% 5/35 #829985	277
Fannie Mae Pool	FNMA ARM 5.203% 6/35 #830605	492
Fannie Mae Pool	FNMA ARM 4.555% 7/35 #832099	334
Fannie Mae Pool	FNMA ARM 5.344% 7/35 #834917	63
Fannie Mae Pool	FNMA ARM 5.101% 7/35 #841837	435
Fieldstone Mortgage Investment Corp FMIC 03-1 M1	Mortgage backed security 1ML+68 11/33	91
Fifth Third Auto Trust FITAT 04-A A3	Mortgage backed security 3.19% 2/08	550
Fifth Third MED	Corporate Bond 3.375% 8/15/08	1,101
First Union Commercial Mortgage Securities Inc FULB 97-C2 A3	Mortgage backed security 6.65% 11/29	392
First Union	Corporate bond 6.375% 1/15/09	638
FleetBoston Financial Corp	Corporate bond 3.85% 2/15/08	398
Fleet Financial	Corporate bond 6.375% 5/15/08	177
Ford Credit Auto Owner Trust FORDO 03-B B1	Mortgage backed security 2.85% 10/07	623
Ford Credit Auto Owner Trust FORDO 05-A A3	Mortgage backed security 3.48% 11/08	1,108

Eastman Investment and Employee Stock Ownership Plan
Schedule H, Line 4 (i) - Schedule of Assets (Held at End of Year)
December 30, 2005
(in thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Historical cost	(e) Current value

Ford Credit Auto Owner Trust FORDO 05-A A4	Mortgage backed security 3.72% 10/09	294
Ford Credit Auto Owner Trust FORDO 2005-AB	Mortgage backed security 3.88% 1/10	288
Ford Credit Auto Owner Trust FORDO 05-C A3	Mortgage backed security 4.3% 8/09	1,299
Ford Credit Auto Owner Trust FORDO 05-C A4	Mortgage backed security 4.36% 6/10	716
Franklin Resources Inc	Corporate bond 3.7% 4/15/08	1,503
Franklin Templeton FRNK 05-1 A3	Mortgage backed security 4391% 4/10	901
Fremont Home Loan Trust FHLT 04-A M1	Mortgage backed security 1ML+55 1/34	452
Fremont Home Loan Trust FHLT 04-A M2	Mortgage backed security 1ML+115 1/34	532
Fremont Home Loan Trust FHLT 04-1 M1	Mortgage backed security 1ML+45 2/34	50
Fremont Home Loan Trust FHLT 04-1 M2	Mortgage backed security 1ML+50 2/34	100
Fremont Home Loan Trust FHLT 04-1 M3	Mortgage backed security 1ML+55 2/34	100
Fremont Home Loan Trust FHLT 04-1 M4	Mortgage backed security 1ML+95 2/34	252
Fremont Home Loan Trust FHLT 04-1 M5	Mortgage backed security 1ML+110 2/34	101
FUJI Financial	Corporate Bond 8.625% 4/15/10 144A	1,313
GE Capital Commercial Mortgage Corp GECMC 02-2A A2	Mortgage backed security 4.97% 8/36	1,577
GGP Mall Properties Trust GGPMP 01-C1A A2	Mortgage backed security 5.007% 11/11	607
GMAC Commercial Mortgage Securities Inc GMACC 97-C2 A3	Mortgage backed security 6.566% 4/29	441
GMAC Commercial Mortgage Securities Inc GMACC 04-C2 A2	Interest only strip CSTR 8/38	1,451
GMAC Commercial Mortgage Securities Inc GMACC 04-C3 X2	Interest only strip CSTR 12/41	178
GMACC Commercial Mortgage Securities GMACC 97-C1 A3	Mortgage backed security 6.869% 7/29	350
GMACC Commercial Mortgage Securities GMACC 2002-C1 A1	Mortgage backed security 5.785% 11/39	1,596
GMACC Commercial Mortgage Securities GMACC 2004-C3 A3	Interest only strip CSTR 12/41	1,233
GMACC Commercial Mortgage Securities GMACC 05-C1 A2	Interest only strip CSTR 5/43	731
GMACC Commercial Mortgage Securities GMACC 05-C1 X2	Interest only strip CSTR 5/43	265
GS Auto Loan Trust GSALT 05-1 A3	Mortgage backed security 4.45% 5/10	965
GS Auto Loan Trust GSLAT 05-1 B	Mortgage backed security 4.62% 11/13	145
GS Mortgage Securities Corp 03-C1 A2A	Mortgage backed security 3.59% 1/40	754
GS Mortgage Securities Corp 04-C1 A1	Mortgage backed security 3.659% 10/28	1,575
GS Mortgage Securities Corp 98-GLII A2	Mortgage backed Security 6.562% 4/31	777
GS Mortgage Securities Corp 05-GG4 XP	Interest only strip CSTR 7/39	748
GSAMP Trust GSAMP 04-FM2 M2	Mortgage backed securities 1ML+110 1/34	200
GSAMP Trust GSAMP 04-FM2 M3	Mortgage backed securities 1ML+130 1/34	200
Ge Capital Commercial Mortgage Corp GECMC 04-C2 A2	Mortgage backed securities 4.119% 3/40	504
Ge Capital Commercial Mortgage Corp GECMC 04-C3 A2	Mortgage backed securities 4.433% 7/39	1,933

Eastman Investment and Employee Stock Ownership Plan
Schedule H, Line 4 (i) - Schedule of Assets (Held at End of Year)
December 30, 2005
(in thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Historical cost	(e) Current value

GE Commercial Equipment Financing LLC GECEF 04-A A3	Mortgage backed securities 3.36% 6/08	1,148
General Electric Capital Corp	Corporate bond 7.5% 6/15/09	1,190
General Electric Capital Corp	Corporate bond 3.5% 5/01/08	454
General Electric Capital Corp	Corporate bond 3.5% 8/15/07	531
General Electric Capital Corp	Corporate bond 4.125% ¾/08	4,192
General Electric Cap Corp	Corporate bond 4.00% 6/15/2009	1,152
General Electric Cap Corp	Corporate bond 5.00% 6/15/07	1,064
Goldman Sachs Group Inc	Corporate bond 4.5% 6/15/10	1,425
Greenpoint Financial	Corporate bond 3.2% 6/06/08	1,644
Greenwich Capital Commercial Funding Corp GCCFC 03-C1 A2	Mortgage backed securities 3.285% 7/35	861
Greenwich Capital Commercial Funding Corp GCCFC 04-GG1 A4	Mortgage backed securities 4.755% 6/36	931
Greenwich Capital Commercial Funding Corp GCCFC 05-GG3 A2	Interest only strip CSTR 8/42	669
Greenwich Capital Commercial Funding Corp GCCFC 05-GG3 XP	Interest only strip CSTR 8/42	939
Greenwich Capital Commercial Funding Corp GCCFC 05-GG5	Interest only strip CSTR 4/37	779
John Hancock Global Funding II	Corporate bond 3.75% 9/30/08	794
Halifax and Bank of Scotland PLC MTN	Corporate bond 3.75% 9/30/08 144A	914
Halifax and Bank of Scotland PLC	Corporate bond 3.625% 7/23/07 144A	1,442
Heinz Co	Corporate bond 6.428% 12/01/08 144A	764
Holmes Financing PLC HFP 7 2M	Mortgage backed security 3M:+80 7/40	263
Heller Financial Commercial Mortgage Asset HFCMC 00-PH1 A1	Mortgage backed securities 7.715% 1/34	279
Honda Auto Receivables Trust HAROT 05-4 A4	Mortgage backed securities 4.6% 11/10	1,204
Honda Auto Receivables Trust HAROT 05-2 A3	Mortgage backed securities 3.93% 1/09	584
Honda Auto Receivables Trust HAROT 05-3 A3	Mortgage backed securities 3.87% 4/09	1,333
Host Marriot Pool Trust HMPT 99-HMTA D	Mortgage backed securities 7.97% 8/15	215
Host Marriot Pool Trust HMPT 99-HMTA B	Mortgage backed security 7.3% 8/15	258
Household Automotive Trust HAT 04-1 A3	Mortgage backed securities 3.3% 5/09	937
Household Automotive Trust HAT 04-1 A4	Mortgage backed securities 3.93% 7/11	558
Household Automotive Trust HAT 05-1 A4	Mortgage backed securities 4.35% 6/12	1,522
Household Automotive Trust HAT 05-2 A3	Mortgage backed securities 4.37% 5/10	1,434
Household Automotive Trust HAT 05-3 A3	Mortgage backed securities 4.8% 10/10	596
Household GBL	Corporate bond 5.875% 2/1/09 DT	314
Household FIN	Corporate bond 4.625% 1/15/08	875
Household FINC	Corporate bond 4.125% 12/15/08	1,267
Household MTN	Corporate bond 4.125% 11/16/09	989
Household INTL	Corporate bond 5.836% 2/15/08	2,319
HSBC Finance Corp	Corporate bond 5.25% 1/14/11	377
HSBC Finance Corp	Corporate bond 4.125% 3/11/08	1,488
Household Private Label Credit Card Master Note Trust I HPLCC 02-1 A	Mortgage backed securities 5.5% 1/11	1,715
HFC Home Equity Loan Asset Backed Certificates HFCHC 03-1 M	Mortgage backed securities 1ML+63 10/32	63
HFC Home Equity Loan Asset Backed Certificates HFCHC 03-2 M	Mortgage backed securities 1ML+58 9/33	101

Eastman Investment and Employee Stock Ownership Plan
Schedule H, Line 4 (i) - Schedule of Assets (Held at End of Year)
December 30, 2005
(in thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Historical cost	(e) Current value

Household Mortgage Loan Trust HMLHC 03-HC1	Mortgage backed securities 1ML+65 2/33	114
Household Mortgage Loan Trust HLHMC 03-HC2	Mortgage backed securities 1ML+60 6/20/2103	154
Hutchison Whampoa International 01/11 Ltd	Corporate bond 7% 2/16/11 144A	662
Hutchison Whampoa International 03/33 Ltd	Corporate bond 5.45% 11/24/10 144	1,217
Hyundai Auto Receivables Trust HART 05-A C	Mortgage backed securities 4.22% 2/12	94
Impac CMB Trust IMM 05-1 M4	Mortgage backed securities 1ML+75 4/35	76
Impac CMB Trust IMM05-1 M5	Mortgage backed securities 1ML+77 4/35	76
Impac CMB Trust IMM05-1 M6	Mortgage backed securities 1ML+82 4/35	115
International Lease Finance Corp	Corporate bond 3.75% 8/01/07	1,511
International Lease Finance Corp	Corporate bond 5.00% 4/15/10	578
International Lease Finance Corp	Corporate bond 4.625% 6/02/08	298
JPMorgan Chase & Co	Corporate bond 3.625% 5/1/08	391
JP Morgan Chase Commercial Mortgage Securities Corp JPMCC 04-CB9 A2	Interest only strip CSTR 6/41	1,514
JP Morgan Chase Commercial Mortgage Securities Corp JPMCC 03-PM1A A2	Interest only strip CSTR 8/40	1,761
JP Morgan Chase Commercial Mortgage Securities Corp JPMCC 03-CB7 X2	Interest only strip CSTR 1/38	62
JP Morgan Chase Commercial Mortgage Securities Corp JPMCC 05-LDP4 X2	Interest only strip CSTR 10/42	607
JP Morgan Chase Commercial Mortgage Securities Corp JPMCC 05-LDP4 A1	Interest only strip CSTR 10/42	1,199
JP Morgan Chase Commercial Mortgage Securities Corp JPMCC 04-CB8 A2	Mortgage backed securities 3.837% 1/39	1,214
JP Morgan Chase Commercial Mortgage Securities Corp JPMCC 2001-C1 A2	Mortgage backed securities 5.464% 10/35	1,652
JP Morgan Chase Commercial Mortgage Securities Corp JPMCC 05-LDP2 A2	Mortgage backed securities 4.575% 7/42	733
JP Morgan Chase Commercial Mortgage Securities Corp JPMCC 05-LDP5 A1	Mortgage backed securities 5.035% 12/44	1,124
JP Morgan Chase Commercial Mortgage Securities Corp JPMCC 04-CBX X2	Interest only strip CSTR 1/37	535
JP Morgan Chase Commercial Mortgage Securities Corp JPMCC 04-C3 A2	Mortgage backed securities 4.223% 1/42	809
Korea Development Bank	Corporate bond 3.875% 3/02/09	735
Korea Development Bank	Corporate bond 4.75% 7/20/09	603
Kraft Foods Inc	Corporate bond 5.25% 6/1/07	534
LB Commercial Conduit Mortgage Trust LBCMT 98-C4 A1B	Mortgage backed security 6.21% 10/35	1,390
LB Commercial Conduit Mortgage Trust LBCMT 33-C1 A2	Mortgage backed securities 6.78% 6/31	1,362
LB-UBS Commercial Mortgage Trust LBUBS 00-C3 A1	Mortgage backed securities 7.95% 7/09	1,389
LB-UBS Commercial Mortgage Trust LBUBS 00-C3 A2	Mortgage backed securities 7.95% 1/10	1,033
LB-UBS Commercial Mortgage Trust LBUBS 00-C5 A1	Mortgage backed securities 6.41% 12/19	886
LB-UBS Commercial Mortgage Trust LBUBS 00-C5 A2	Mortgage backed securities 6.51% 12/26	489
LB-UBS Commercial Mortgage Trust LBUBS 04-C6 A2	Mortgage backed securities 4.187% 8/29	683

Eastman Investment and Employee Stock Ownership Plan
Schedule H, Line 4 (i) - Schedule of Assets (Held at End of Year)
December 30, 2005
(in thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Historical cost	(e) Current value

LB-UBS Commercial Mortgage Trust LBUBS 03-C3 A2	Mortgage backed securities 3.086% 5/27	640
LB-UBS Commercial Mortgage Trust LBUBS 03-C7 A3	Interest only strip CSTR 9/27	803
LB-UBS Commercial Mortgage Trust LBUBS 04-C2 A3	Mortgage backed securities 3.973% 3/29	676
LB-UBS Commercial Mortgage Trust LBUBS 05-C1 AAB	Interest only strip CSTR 2/30	549
LB-UBS Commercial Mortgage Trust LBUBS 05-C5 XCP	Interest only strip CSTR 9/40	760
LB-UBS Commercial Mortgage Trust LBUBS 01-C20A2	Mortgage backed securities 6.653% 11/27	349
LB-UBS Commercial Mortgage Trust LBUBS 03-C5 A2	Mortgage backed securities 3.478% 7/27	1,446
LB-UBS Commercial Mortgage Trust LBUBS 04-C8 XCP	Interest only strip CSTR 12/39	127
LB-UBS Commercial Mortgage Trust LBUBS 05-C7 XCP	Interest only strip CSTR 11/40	476
Legg Mason Inc	Corporate bond 6.75% 7/02/08	344
Lehman Brothers Holdings Inc	Corporate bond 7% 2/1/08	2,247
Lehman Brothers Holdings Inc	Corporate bond 4% 1/22/08	576
Lehman Brothers Holdings Inc	Corporate bond 3.95% 11/10/09	363
Lehman Brothers Global	Corporate bond 3.6% 3/13/09	297
Long Beach Mortgage Loan Trust -MLT 03-3 M1	Mortgage backed securities 1ML+75 7/33	895
Louis Dreyfus	Corporate Bond 6.875% 12/01/07	420
M&I Auto Loan Trust MILT 05-1 A3	Mortgage backed securities 4.83% 9/09	1,377
M&I Auto Loan Trust MILT 05-1 B	Mortgage backed securities 5.02% 7/12	1,082
MBNA Credit Card Master Note Trust MBNAS 02-1B	Mortgage backed securities 5.15% 7/09	1,506
MBNA Credit Card Master Note Trust MBNAS 05-B4 B4	Mortgage backed securities 4.9% 3/11	1,377
Master Seasoned Securities Trust MSSTR 04-1 1A1	Interest only strip CSTR 8/17	631
Marshall & Ilsley Corp	Corporate bond 3.8% 2/08/08	1,584
Manufacturers & Traders Trust Company	Corporate bond 3.85% 4/01/13	1,727
Marriott Vacation Club Owner Trust MVCOT 05-2 A	Mortgage backed securities 4.6% 10/27	694
Master Adjustable Rate Mortgages Trust MARM 04-11 1A	Mortgage backed securities 4 1ML+49 11/34	161
Master Adjustable Rate Mortgages Trust MARM 04-11 2A	Mortgage backed securities 2 1ML+44 11/34	132
Marshall & Ilsley Corp	Corporate bond 4.5% 8/25/08	1,934
Meritage Mortgage Loan Trust MMLT 04-1 M1	Mortgage backed securities 1ML+50 7/34	225
Merrill Auto Trust Securitization MATS 05-1 A3	Mortgage backed securities 4.10% 8/09	1,573
Merrill Lynch & Co Inc	Corporate bond 4.125% 1/15/09	849
Merrill Lynch & Co Inc	Corporate bond 4.25% 9/14/07	2,915
Merrill Lynch & Co Inc	Corporate bond 4.831% 10/27/08	1,590
Merrill Lynch Mortgage Trust MLMT 04-MKB1 A2	Mortgage backed securities 4.353% 2/42	4,779

Eastman Investment and Employee Stock Ownership Plan
Schedule H, Line 4 (i) - Schedule of Assets (Held at End of Year)
December 30, 2005
(in thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Historical cost	(e) Current value

Merrill Lynch Mortgage Trust MLMT 04-KEY2 A2	Mortgage backed securities 4.166% 8/39	1,188
Merrill Lynch Mortgage Trust MLMT 04-BPC1 XP	Interest only strip CSTR 9/41	565
Merrill Lynch Mortgage Trust MLMT 05-GGP1A	Mortgage backed securities 4.099% 11/10	1,960
Merrill Lynch Mortgage Trust MLMT 05-GGP1B	Mortgage backed securities 4.146% 11/10	321
Merrill Lynch Mortgage Trust MLMT 05-GGP1C	Mortgage backed securities 4.208% 11/10	272
Merrill Lynch Mortgage Trust MLMT 05-GGP1D	Mortgage backed securities 4.291% 11/10	84
Merrill Lynch Mortgage Trust MLMT 05-GGP1E	Mortgage backed securities 4.33% 11/10	119
Merrill Lynch Mortgage Trust MLMT 05-GGP1F	Mortgage backed securities 4.35% 11/10	148
Merrill Lynch Mortgage Trust MLMT 05-GGP1G	Mortgage backed securities 4.374% 11/10	124
Merrill Lynch Mortgage Trust MLMT 05-MKB2XP	Interest only strip CSTR 9/42	55
Merrill Lynch Mortgage Trust MLMT 05-MCP1A2	Mortgage backed securities 4.556% 6/43	1,120
Merrill Lynch Mortgage Trust MLMT 05-MCP1XP	Interest only strip CSTR 6/43	242
Merrill Lynch Mortgage Trust MLMT 05-LC1A1	Mortgage backed securities 5.017% 1/44	564
Monumental Global Funding II	Corporate bond 2.8% 7/08 144A	2,121
Monumental Life Insurance	Synthetic GIC Global Wrap -4.09%	1,675
Morgan JP & Co	Corporate bond 6.25% 1/15/09	1,643
Morgan JP MTNA	Corporate bond 6.00% 1/15/09	427
JP Morgan Commercial Mortgage Finance Corp JPMC 99-C8 A2	Mortgage backed securities 7.4% 7/31	898
JP Morgan Commercial Mortgage Finance Corp JPMC 00-C9 A2	Mortgage backed securities 7.77% 10/32	1,004
Morgan Stanley MSTDW	Corporate bond 5.8% 4/17/2006	994
Morgan Stanley MSTDW	Corporate bond 3.625% 4/1/2008	3,456
Morgan Stanley Capital I MSC 98-WF2 A2	Mortgage backed securities 6.54% 7/30	633
Morgan Stanley Capital I MSC 98-HF2 A2	Mortgage backed securities 6.48% 11/30	1,382
Morgan Stanley Capital I MSC 03-IQ5 A3	Mortgage backed securities 4.71% 4/38	612
Morgan Stanley Capital I MSC 99-CAM1 A4	Mortgage backed securities 7.02% 3/32	552
Morgan Stanley Capital I MSC 04-HQ4 X2	Interest only strip CSTR 4/40	142
Morgan Stanley Capital I MSC 04-HQ3 A2	Mortgage backed securities 4.05% 1/41	522
Morgan Stanley Capital I MSC 05-IQ9 X2	Interest only strip CSTR 7/56	335
Morgan Stanley Capital I MSC 05-HQ5 X2	Interest only strip CSTR 1/42	134
Morgan Stanley Capital I MSC 98-XL2 A2	Mortgage backed securities 6.17% 10/34	601
Morgan Stanley Capital I MSC 03-IQ5 A2	Mortgage backed securities 4.09% 4/38	518
Morgan Stanley Capital I MSC 05-TOP17X2	Interest only strip CSTR 12/41	171
Morgan Stanley ABS Capital I MSAC 03-NC7 M1	Mortgage backed securities 1 ML+70 6/33	191
Morgan Stanley ABS Capital I MSAC 03-NC6 M1	Mortgage backed securities 1 ML+80 6/33	323
Morgan Stanley ABS Capital I MSAC 03-NC8 M1	Mortgage backed securities 1ML+70 9/33	264

Eastman Investment and Employee Stock Ownership Plan
Schedule H, Line 4 (i) - Schedule of Assets (Held at End of Year)
December 30, 2005
(in thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Historical cost	(e) Current value

Morgan Stanley	Corporate bond 4% 1/15/10	294
Morgan Stanley	Corporate bond 5.05% 1/21/11	1,101
Morgan Stanley Dean Witter Capital I MSDWC 01-NC1 M2	Mortgage backed securities 1 ML+107 10/31	14
Morgan Guaranty	Synthetic GIC Global Wrap - 4.10%	1,675
Mortgage Capital Funding Inc MCFI 98-MC2 A2	Mortgage backed securities 6.423% 6/30	1,371
National Collegiate Student Loan Trust NCSLT 04-2 AIO	Mortgage backed securities 9.75% 10/14	450
National Collegiate Student Loan Trust NCSLT 05-1 AIO	Mortgage backed securities 6.75% 12/09	108
National Collegiate Student Loan Trust NCSLT 05-2 AIO	Mortgage backed securities 7.73% 3/12	186
National Collegiate Student Loan Trust NCSLT 05-3W AIO	Mortgage backed securities 4.8% 7/12	396
National Rural Utilities Cooperative Finance Corp	Corporate bond 5.75% 8/28/09	429
National Rural Utilities Cooperative Finance Corp	Corporate bond 3.24% 7/22/07	742
Nations Bank Corp	Corporate bond 6.375% 2/15/08	616
Nationslink Funding Corp	Mortgage Backed securities 6.571% 1/31	545
Navistar Financial Corp Owner Trust NAVOT 04-B A3	Mortgage backed securities 3.13% 5/09	533
Navistar Financial Corp Owner Trust NAVOT 05-A A3	Mortgage backed securities 4.22% 2/10	2,774
Navistar Financial Corp Owner Trust NAVOT 05-A A4	Mortgage backed securities 4.43% 1/14	562
Nissan Auto Lease Trust NALT 04-A A3	Mortgage backed securities 2.9% 8/07	1,181
Nissan Auto Lease Trust NALT 04-A A4B	Mortgage backed securities 3.18% 6/10	289
Nissan Auto Lease Trust NALT 05-A A3	Mortgage backed securities 4.70% 10/08	1,515
Nissan Auto Receivables Owner Trust NAROT 05-A A4	Mortgage backed securities 3.82% 7/10	568
North Star Education Finance, Inc.	Mortgage backed securities 4.74% 10/45	827
Novastar Home Equity Loan NHEL 04-1 M1	Mortgage backed securities 1ML+45 6/34	150
Onyx Acceptance Grantor Trust ONYX 05-A A3	Mortgage backed securities 3.69% 5/09	415
Onyx Acceptance Grantor Trust ONYX 05-B A3	Mortgage backed securities 4.18% 3/10	2,646
Onyx Acceptance Grantor Trust ONYX 05-B A4	Mortgage backed securities 4.34% 5/12	454
Peco Energy	Corporate Bond 3.50% 5/01/08	1,470
PNC Funding Corp	Corporate bond 4.2% 3/10/08	469
Park Place Securities Inc PPSI 04-WCW1 M1	Mortgage backed securities 1ML+63 9/34	318
Petroleum Export/Cayman	Corporate Bond 4.623% 6/15/10 144A	739
Petroleum Export/Cayman	Corporate Bond 4.633% 6/15/10 144A	442
Philip Morris	Corporate Bond 7.2% 2/01/07	943
Banco Popular NA	Corporate bond 3.875% 10/01/08	2,130
Banco Popular NA MTN	Corporate bond 5.2% 12/12/07	791
Prudential Financial Inc	Corporate bond 3.75% 5/01/08	593
Prime Property Funding	Corporate bond 5.6% 6/15/11	539
Principal Life Global	Corporate bond 3.625% 4/30/08	1,467
Prudential Securities Secured Financing Corp PSSF 98-C1 A1B	Mortgage backed securities 6.506% 7/08	704
Providian Master Note Trust PMNT 05-2 B2	Mortgage backed securities 5.1% 11/12	1,039

Eastman Investment and Employee Stock Ownership Plan
Schedule H, Line 4 (i) - Schedule of Assets (Held at End of Year)
December 30, 2005
(in thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Historical cost	(e) Current value

Rabobank Capital Funding II	Corporate bond 5.26%/VR PERP 144A	2,929
Rabobank Nederland	Synthetic GIC Global Wrap - 4.10%	1,675
Reed Elsevier Capital Inc	Corporate bond 6.125% 8/01/06	748
Residential Asset Mortgage Products Inc RAMP 04-RS6 MII2	Mortgage backed securities 1ML+130 6/34	250
Residential Asset Mortgage Products Inc RAMP 03-SL1 3A1	Mortgage backed securities 7.125% 4/31	411
Residential Asset Mortgage Products Inc RAMP 04-SL2 A1I	Mortgage backed securities 6.5% 10/16	127
Residential Asset Mortgage Products Inc RAMP 03-RZ2 A1	Mortgage backed securities 3.6% 4/33	221
GMAC Mortgage Corp Loan Trust GMAC 05-AR51A1	Interest only strip CSTR 9/35	467
Royal KPN NV	Corporate bond 8% 10/01/10	1,705
SBC Communications Inc	Corporate bond 6.25% 3/15/11	431
SBC Communications Inc	Corporate bond 4.125% 9/15/09	2,317
SLM Corp	Corporate bond 4% 1/15/09	664
SLM Corp	Corporate bond 3.5% 9/30/06	1,546
SLM Student Loan Trust SLMA 04-A B	Mortgage backed securities 3ML+58 6/33	203
SLM Student Loan Trust SLMA 05-7 A3	Mortgage backed securities 4.41% 7/25	1,225
SP PowerAssets Ltd	Corporate bond 3.8% 10/22/08 144	1,271
SVO VOI Mortgage Corp SVOVM 05-A A	Mortgage backed securities 5.25% 2/21	571
St Paul Companies Inc	Corporate bond 5.75% 3/15/07	649
Salomon Brothers Mortgage Securities VII SBM7 00-C3 A2	Mortgage backed securities 6.592% 12/33	902
Salomon Brothers Mortgage Securities VII SBM7 00-C1 A2	Mortgage backed securities 7.52% 12/09	999
Salomonsmith Global Markets Holdings Inc	Corporate bond 6.5% 2/15/08	275
Bank of Santander	Corporate bond 4.75% 10/21/08 144A	2,310
SBAC CMS Trust SBAC 05-1AA	Mortgage backed securities 5.36% 11/35	350
SBAC CMS Trust SBAC 05-1AB	Mortgage backed securities 5.565% 11/35	243
Securitized Asset Backed Receivables LLC Trust SABR 04-NC1 M1	Mortgage backed securities 1ML+52 2/34	291
Sempra Energy	Corporate Bond 7.95% 3/01/10	517
Sempra Energy	Corporate Bond 4.621% 5/17/07	1,613
Sempra Energy	Corporate bond 4.75% 5/15/09	253
Southwestern Public Service Co	Corporate bond 5.125% 11/06	737
Southwest Air 01/1A2	Corporate bond 7.875% 9/01/07	574
Southwest Air	Mortgage Backed securities 5.496% 11/01/06	1,322
Sprint Cap Global	Corporate bond 7.625% 1/30/11	335
Sprint Cap Corp	Corporate bond 6.00% 1/15/07	436
Starwood Commercial Mortgage Trust STARW 99-C1AB	Mortgage backed securities 6.92% 2/14	196
Amortizing Residential Collateral Trust ARC 02-BC1 M2	Mortgage backed securities 1ML+110 1/32	68
Structured Asset Securities Corp SASC 04-GEL1 A	Mortgage backed securities 1ML+36 2/34	71
Structured Asset Securities Corp SASC 04-NP1 A	Mortgage backed securities 1ML+40 9/33	191

Eastman Investment and Employee Stock Ownership Plan
Schedule H, Line 4 (i) - Schedule of Assets (Held at End of Year)
December 30, 2005
(in thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Historical cost	(e) Current value

Telecom Italia Capital SA	Corporate bond 4% 11/15/08	985
Telecom Italia Capital SA	Corporate bond 4% 1/15/10 144A	1,820
Telecom Italia Capital SA	Corporate bond 4.875% 10/01/10	457
Telefonos Mexico	Corporate bond 4.5% 11/19/08	424
Telefonos Mexico	Corporate bond 4.75% 1/27/10	2,938
Textron Financial Corp	Corporate bond 4.125% 3/3/08	787
Travelers Property Casualty Corp	Corporate bond 3.75% 3/15/08	848
Triad Auto Receivables Owner Trust TAROT 05-A A3	Mortgage backed securities 4.05% 3/10	1,292
Triad Auto Receivables Owner Trust TAROT 05-B A3	Mortgage backed securities 4.28% 6/10	1,543
UBS AG	Synthetic GIC Global Wrap - 4.10%	1,675
US Bank NA	Corporate bond 3.9% 8/15/08	1,042
US Bank NA	Corporate bond 4.4% 8/15/08	3,986
USA Education - SLM Corp	Corporate bond 5.625% 4/10/07	1,136
Union Planters Bank NA	Corporate bond 5.125% 6/15/07	502
United States Treasury Note/Bond	USTN 3.5% 8/19/05	10,120
United States Treasury Note/Bond	USTN 3.375% 9/15/09	13,672
United States Treasury Note/Bond	USTN 3.625% 4/30/07	5,303
United States Treasury Note/Bond	USTN 3.75% 5/15/08	1,972
United States Treasury Note/Bond	USTN 3.875% 7/31/07	13,790
United States Treasury Note/Bond	USTN 4.00% 8/31/07	4,839
Verizon Global Funding Corp	Corporate bond 7.25% 12/1/10	671
Verizon New York Inc	Corporate bond 6.875% 4/01/12	1,690
Volkswagen Auto Lease Trust VWALT 04-A A3	Mortgage backed securities 2.84% 7/07	1,254
Volkswagen Auto Lease Trust VWALT 05-A A3	Mortgage backed securities 3.82% 5/08	2,091
WFS Financial Owner Trust WESTO 04-3 A3	Mortgage backed securities 3.3% 3/09	822
WFS Financial Owner Trust WESTO 04-3 A4	Mortgage backed securities 3.93% 2/12	657
WFS Financial Owner Trust WESTO 04-4 A4	Mortgage backed securities 3.44% 5/12	1,203
WFS Financial Owner Trust WESTO 05-1 A3	Mortgage backed securities 3.59% 10/09	1,629
WFS Financial Owner Trust WESTO 05-3 A4	Mortgage backed securities 4.39% 05/13	815
WFS Financial Owner Trust WESTO 05-3B	Mortgage backed securities 4.50% 5/13	320
WFS Financial Owner Trust WESTO 05-3C	Mortgage backed securities 4.54% 5/13	411
Wachovia Auto Owner Trust WAOT 05-B A3	Mortgage backed securities 4.79% 4/10	893
Wachovia Bank Commercial Mortgage Trust WBCMT 03-C6 A2	Mortgage backed securities 4.498% 8/35	863
Wachovia Bank Commercial Mortgage Trust WBCMT 03-C8 A3	Mortgage backed securities 4.445% 11/35	1,796
Wachovia Bank Commercial Mortgage Trust WBCMT 04-C14 A2	Mortgage backed securities 4.368% 8/41	1,516
Wachovia Bank Commercial Mortgage Trust WBCMT 04-C15 XP	Interest only strip CSTR 10/41	841
Wachovia Bank Commercial Mortgage Trust WBCMT 05-C16 APB	Mortgage backed securities 4.692% 10/41	490

Eastman Investment and Employee Stock Ownership Plan
Schedule H, Line 4 (i) - Schedule of Assets (Held at End of Year)
December 30, 2005
(in thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Historical cost	(e) Current value

Wachovia Bank Commercial Mortgage Trust WBCMT 03-C7 A1	Mortgage backed securities 4.241% 10/35		1,157
Wachovia Bank Commercial Mortgage Trust WBCMT 05-C18 XP	Interest only strip CSTR 4/42		210
Wachovia Bank Commercial Mortgage Trust WBCMT 2004-C15 A2	Mortgage backed securities 4.039% 10/41		1,342
Wachovia Bank Commercial Mortgage Trust WBCMT 05-C16 A2	Mortgage backed securities 4.38% 10/41		2,400
Wachovia Bank Commercial Mortgage Trust WBCMT 05-C22 A1	Mortgage backed securities 4.98% 12/44		793
Wachovia Corp/Old	Corporate bond 6.15% 3/15/09		322
Wachovia Corp	Corporate bond 3.5% 8/15/08		759
Washington Mutual Inc	Corporate bond 4.5% 8/25/08		1,160
Washington Mutual MSC Mortgage Pass-Through CTFS WAMMS 03-MS9 2A1	Mortgage backed securities 7.5% 12/33		115
Wells Fargo & Co	Corporate bond 4% 9/10/12		467
Wells Fargo & Co	Corporate bond 4% 8/15/08		344
Wells Fargo & Co	Corporate bond 4.125% 3/10/08		3,741
Wells Fargo Mortgage Backed Securities Trust WFMBS 05-AR42A2	Interest only strip CSTR 4/35		1,891
Wells Fargo Mortgage Backed Securities Trust WFMBS 05-AR22A2	Mortgage backed securites 4.57% 3/35		1,089
Wells Fargo Mortgage Backed Securities Trust WFMBS 05-Ar9 2A1	Mortgage backed securities CSTR 5/35		1,689
Wells Fargo Mortgage Backed Securities Trust WFMBS 05-AR10	Mortgage backed securities CSTR 6/35		1,047
Whole Auto Loan Trust WALT 04-1 A3	Mortgage backed securities 2.96% 6/08		1,650
World Omni Auto Receivables Trust WOART 04-A A4	Mortgage backed securities 3.96% 7/11		1,018
World Omni Auto Receivables Trust WOART 05-A A3	Mortgage backed securities 3.54% 6/09		503
Sub-total Managed Income Fund			630,200
Self Directed Brokerage Account	Various registered investment companies, 4,202 shares	**	4,202
Total Assets			$1,446,599

* Represents a party-in-interest to the Plan.
** Historical cost is omitted because the investment is participant-directed.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Eastman Investment and Employee
Stock Ownership Plan

Date: June 28, 2006	By: /s/ Scott V. King _
Scott V. King
Controller

Eastman Investment and Employee Stock Ownership Plan
Exhibit Index

Exhibit Number	Description	Sequential Page Number

23.01	Consent of Independent Registered Public Accounting Firm	39